As filed with the Securities and Exchange Commission on May 9, 2001
                                                      Registration 333-_________
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    --------

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               SIMTEK CORPORATION
             (Exact name of registrant as specified in its charter)

         Colorado                                               84-1057605
(State or other jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                            Identification No.)


                            4250 Buckingham Dr. #100
                        Colorado Springs, Colorado 80907
                                 (719) 531-9444
               (Address, including zip code, and telephone number,
              including area code, of Principal Executive Offices)

                                   ----------

                               Douglas M. Mitchell
     Chief Executive Officer, President and Chief Financial Officer (acting)
                               Simtek Corporation
                            4250 Buckingham Dr. #100
                           Colorado Springs, CO 80907
                                 (719) 531-9444
                (Name, address, including zip code and telephone
               number, including area code, of agent for service)

                                   Copies to:
                              Garth B. Jensen, Esq.
                            Holme Roberts & Owen LLP
                            1700 Lincoln, Suite 4100
                                Denver, CO 80203
                                 (303) 861-7000

     Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

                                  -------------

     If this From is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

                                             ---------------------------------

                                              CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
                                                                       Proposed             Proposed
                                                                       maximum              maximum
 Title of each class of securities to be       Amount to be       offering price per       aggregate              Amount of
               registered                       registered              share            offering price       Registration Fee
------------------------------------------------------------------------------------------------------------------------------
Common Stock, (par value $.01 per               1,810,123              $0.62(1)            $1,122,276               $296
share)

-----------------
(1) Based on the  closing  price of Common  Stock on May 3, 2001 in the over the counter market.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                    SUBJECT TO COMPLETION, DATED MAY 9, 2001

PROSPECTUS
                                1,810,123 Shares

                               SIMTEK CORPORATION

                                  Common Stock

                                   ----------

     This prospectus is being used to register 1,810,123 shares of Simtek Corporation's Common Stock being offered by twenty-nine of our shareholders.


     Our common stock is traded on the OTC Bulletin Board under the symbol "SRAM." On May 3, 2001, the closing sale price of our common stock was $0.62 per share.

                                 ---------------

SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR STOCK.

                                 --------------

     Neither the Securities and Exchange Commission Nor Any Other Regulatory Body Has Approved or Disapproved of These Securities or Passed upon the Adequacy or Accuracy of this Prospectus. Any Representation to the Contrary Is a Criminal Offense.




              The date of this Prospectus is _______________, 2001.

                              AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect our reports, proxy statements and other information without charge at the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You may also obtain copies there at the prescribed rates. You may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     We have filed with the Commission, a registration statement on Form SB-2 under the Securities Act of 1933, as amended (the"Securities Act"), with respect to the common stock we are offering (the "registration statement"). This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and the common stock offered, you should refer to the registration statement, including the exhibits and schedules thereto, which may be inspected at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission at the addresses set forth above.

                              --------------------

                                TABLE OF CONTENTS

Prospectus Summary..........................................................   3
Risk Factors................................................................   4
Use of Proceeds.............................................................   8
Capitalization..............................................................   8
Market for our Common Stock and Related Secondary Holder Matters............   9
Selected Financial Data.....................................................  10
Management's Discussion and Analysis of Financial Condition and
 Results of Operations......................................................  11
Business....................................................................  16
Management..................................................................  24
Security Ownership..........................................................  27
Selling Shareholders........................................................  29
Certain relationships and Related Transactions..............................  29
Description of Securities...................................................  29
Plan of Distribution........................................................  30
Legal Matters...............................................................  30
Experts  ...................................................................  30
Index of Financial Statements............................................... F-1

                               PROSPECTUS SUMMARY

INFORMATION ABOUT US AND OUR BUSINESS

     We design, develop, produce and market high performance nonvolatile semiconductor memories and metal programmed gate array products. Nonvolatility prevents loss of programs and data when electrical power is removed. Our nonvolatile memory products feature fast data access and programming speeds and electrical reprogramming capabilities. All of our products are targeted for use in commercial electronic equipment markets. These markets are industrial control systems, office automation, medical instrumentation, telecommunication systems, cable television, and numerous military systems, including communications, radar, sonar and smart weapons.

     Our principal executive office is located at 4250 Buckingham Dr. #100; Colorado Springs, Colorado 80907. Our telephone number is 719-531-9444.

THE SHARES

     We are registering 1,810,123 shares of our common stock being offered for sale by twenty-nine of our shareholders.

     We will not receive any of the proceeds of the shares being sold by our shareholders.

                                  RISK FACTORS

     YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS BEFORE PURCHASING SHARES OF COMMON STOCK.

WE HAVE LIMITED CAPITAL FOR OPERATIONS AND MAY NEED TO RAISE MORE MONEY TO CONTINUE OPERATING OUR BUSINESS

     To date, we have required significant capital for product development, manufacturing and marketing. From the time we started business through December 31, 2000, we have raised approximately $32.1 million of gross proceeds from the sale of our convertible debt and equity securities. During the same period, we earned approximately $10.1 million of gross revenue from the sale of product and technology licenses, approximately $45.0 million from net product sales and $600,000 in royalty income.

     We believe that if we are able to increase our product sales substantially and with positive gross margins, our cash requirements for producing and marketing our existing four product families will be satisfied. We are not sure, however, whether this increase in product sales or positive gross margins will occur. We may need more capital in the next year to develop new products. We are not sure that we will be able to raise more capital. If we cannot, then we may not be able to develop and market new products.

WE HAVE MADE OPERATING LOSSES IN THE PAST AND MAY MAKE OPERATING LOSSES IN THE FUTURE

     We began business in 1987. Through December 31, 2000, we had accumulated losses of approximately $32.0 million. We realized net income for the first time for the year ended December 31, 1997 and continued to realize net income through June 30, 2000. However, through December 31, 2000, we realized a net loss primarily as a result of accounting charges from the purchase of incomplete research and development in September 2000. Our ability to return to realizing income will depend on many factors, some of which we cannot control. These factors include market acceptance of our products and the prices that we are able to charge, our ability to reduce our costs on products sold to the commercial and military markets and our subcontractors' ability to manufacture our products to our specifications cost effectively.

BECAUSE OUR COMMON STOCK IS LISTED ONLY ON THE OTC ELECTRONIC BULLETIN BOARD IT MAY BE MORE DIFFICULT TO SELL OUR COMMON STOCK

     Our common stock is listed on the OTC Electronic Bulletin Board under the symbol SRAM. Our common stock was listed on the NASDAQ Small-Cap Market until July 18, 1995 but because we no longer met NASDAQ's listing requirements, we transferred to the OTC Electronic Bulletin Board. We may not be able to meet the requirements for relisting our common stock on NASDAQ in the near future.

     Securities that are not listed on the NASDAQ Small-Cap Market are subject to a Securities and Exchange Commission rule that imposes special requirements on broker-dealers who sell those securities to persons other than their established customers and accredited investors. The broker-dealer must determine that the security is suitable for the purchaser and must obtain the purchaser's written consent prior to the sale. These requirements may make it difficult for broker-dealers to sell our securities. This may also make it more difficult for our security holders to sell their securities and may affect our ability to raise more capital.

OUR BOARD OF DIRECTORS HAS THE AUTHORITY TO ISSUE PREFERRED STOCK

     Our Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to establish the voting powers, preferences and other rights and qualifications thereof, without any further vote or action by the shareholders. The issuance of preferred stock by our Board of Directors could affect the rights of the holders of our common stock and could potentially be used to discourage attempts by others to obtain the control of us through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. Our Board of Directors has no specific intention in issuing shares of preferred stock, but given our present capital requirements, it is possible that we may need to raise capital through the sale of preferred stock in the future.

THE RISKS INVOLVED IN MANUFACTURING SEMICONDUCTORS MAY AFFECT OUR NET INCOME

     The manufacturing of semiconductors is very complex and our success in manufacturing semiconductors depends on many factors that we are unable to control. For example, successful manufacturing is affected by the level of contaminates in the manufacturing environment, impurities in the materials used and the performance of our equipment. These factors could reduce the number of semiconductors that we are able to make in a production run, which would increase our manufacturing costs. In order for us to be profitable, we must keep our manufacturing costs down. We have been able to keep our overall costs down through a number of methods including reducing the size of our chips, increasing the number of chips per wafer, reducing our packaging costs and eliminating defects in the manufacturing process. These measures may not work all the time, however, and we are not sure that our existing cost saving methods will be enough to enable us to continue generating profits.

     It takes approximately three months for us to manufacture our semiconductors. Any delays in receiving silicon wafers will delay our ability to deliver our products to customers. This would delay sales revenue and could cause our customers to cancel existing orders or not place future orders. In addition, if we are not able to make all of our planned semiconductors in a production run this could delay delivery of our products. If our semiconductors have technical problems, we could be required to write off inventory or grant warranty replacements. These delays or technical problems could occur at any time and would affect our net income.

WE DEPEND GREATLY ON SUBCONTRACTORS AND THEIR POOR PERFORMANCE COULD HURT OUR OPERATIONS

     We have hired independent subcontractors to make our silicon wafers and to assemble and test our products. Our operating results depend on our subcontractors' ability to supply us with silicon wafers that meet our specifications and to assemble and test enough of our products to meet our customer's needs, all at reasonable costs.

     In September 1995, we entered into an agreement with ZMD that allowed us to purchase finished 0.8 micron units from ZMD's foundry. We purchased these units from ZMD's foundry through the first half of 1998 and then transferred all of our manufacturing over to products built from the wafers purchased from Chartered Semiconductor Manufacturing Plc. of Singapore ("Chartered").

     Currently, we depend on Chartered to manufacture all of our silicon wafers that support our nvSRAM products. Sales of metal programmed gate array products are supported with 0.5 micron wafers purchased from United Memories Corp. of Taiwan ("UMC"). If Chartered or UMC are unable to meet our silicon wafer needs on time and at a price that we find acceptable, we would have to find other wafer manufacturers. If we cannot find other suppliers, manufacturers or assemblers on acceptable terms, we may not be profitable. In addition, our subcontractors must be audited and recertified by us on a regular basis for us to continue to produce military- qualified products. There is no assurance that we will be able to complete this recertification successfully.

     Our current manufacturing agreement with Chartered has expired. Under our old agreement, we had the right to purchase up to 600 six-inch silicon wafers per month from Chartered's facility in Singapore. If we are unable to renew our agreement with Chartered or the limit on wafers that we can purchase is not increased, we may be limited in the number of semiconductors that we can sell. Approximately all sales for the three months ended September 30, 2000 were from products built on wafers purchased from Chartered and UMC. All of our product sales for the year ended December 31, 2000 were based on wafers purchased from Chartered and UMC.

WE DEPEND ON OTHERS FOR SALES AND DISTRIBUTION AND MOST OF OUR SALES ARE TO A LIMITED NUMBER OF CUSTOMERS AND DISTRIBUTORS

     We use independent sales representatives and distributors to sell the majority of our products. The agreements with these sales representatives and distributors can be terminated without cause by either party with only 30 to 90 days written notice. If one or more of our sales representatives or distributors terminates our relationship, we may not be able to find replacement sales representatives and distributors on acceptable terms. This would affect our profitability. In addition, during 2000, approximately 47% of our product sales were to two distributors and one direct customer. We are not sure that we will be able to maintain our relationship with these distributors.

WE MAY NOT REALIZE ANY NEW LICENSE REVENUES

     We have received substantially all of the revenue to which we are entitled under our existing license agreements and we have not sold any new licenses. We are not sure whether we will be able to sell any more product or technology licenses in the future.

DELAYS IN OR FAILURE OF PRODUCT QUALIFICATION MAY HARM OUR BUSINESS

     Prior to selling a product, we must establish that it meets certain performance and reliability standards. As part of this testing process, known as product qualification, representative samples of products are subjected to a variety of tests to ensure that performance in accordance with commercial, industrial and military specifications. Delays or failure by us to accomplish product qualification for our future products will have an adverse effect on us. Even with successful initial product qualifications, we cannot be certain that we will be able to maintain product qualification or achieve sufficient sales to meet our operating requirements.

OUR SUCCESS DEPENDS ON OUR ABILITY TO INTRODUCE NEW PRODUCTS

     Our success depends in part upon our ability to expand our existing product families and to develop and market new products. The development of new semiconductor designs and technologies typically requires substantial costs for research and development. Even if we are able to develop new products, the success of each new product depends on several factors including whether we selected the proper product and our ability to introduce it at the right time, whether the product is able to achieve acceptable production yields and whether the market accepts the new product. We are not certain whether we will be successful in developing new products or whether any products that we do develop will satisfy the above factors.

OUR RECENT PURCHASE OF INCOMPLETE RESEARCH AND DEVELOPMENT

     In an effort to expand our products, we recently acquired incomplete research and development products from WebGear, Inc., a California corporation ("WebGear"). The incomplete research and development we acquired should enable us to enter the Bluetooth technology market. However, we cannot assure you that we will be able to enter this market. In addition to this incomplete research and development, we will be required to use significant working capital in order to bring these products to market.

THE SEMICONDUCTOR INDUSTRY CHANGES VERY RAPIDLY AND OUR BUSINESS WOULD BE HARMED IF WE CANNOT KEEP UP WITH THESE CHANGES

     The semiconductor industry is characterized by rapid changes in technology and product obsolescence, volatile market patterns, price erosion, product oversupply, occasional shortages of materials, variations in manufacturing efficiencies and significant costs associated with capital equipment and product development. We cannot be certain that the technology we currently use will not be made obsolete by other competing memory technologies. Any one or more of these factors could have a material effect on our financial results.

THERE IS INTENSE COMPETITION IN THE SEMICONDUCTOR INDUSTRY

     There is intense competition in the semiconductor industry. We experience competition from a number of domestic and foreign companies, most of which have significantly greater financial, technical, manufacturing and marketing resources than we have. Our competitors include major corporations with worldwide wafer fabrication and circuit production facilities and diverse, established product lines. We also compete with emerging companies attempting to obtain a share of the market for our product families. If any of our new products achieve market acceptance, other companies may sell competitive products at prices below ours. This would have an adverse effect on our operating results. We have sold product and technology licenses to Plessey,

Nippon Steel and ZMD. At this time Plessey and Nippon Steel have not began producing our products. ZMD has entered the market, however, and may become one of our significant competitors.

THE LOSS OF KEY EMPLOYEES COULD MATERIALLY AFFECT OUR FINANCIAL RESULTS

     Our success depends in large part on our ability to attract and retain qualified technical and management personnel. The competition for these personnel is intense. If we lose any of our key personnel, this could have a material adverse affect on our ability to conduct our business and on our financial results.

WE DEPEND ON PATENTS TO PROTECT OUR INTELLECTUAL PROPERTY

     We have been issued seven U.S. patents relating to certain aspects of our current products and we have two applications pending. We have also applied for international patents on our technology. We plan to continue to protect our intellectual property. We are not sure that any of the patents for which we have applied will issue or if issued, will provide us with meaningful protection from competition. We may also not have the money required to maintain or enforce our patent rights. Notwithstanding our patents, other companies may obtain patents similar to or relating to our patents. We have not determined whether our products are free from patent infringement.

OUR PRODUCTS AND TECHNOLOGY MAY INFRINGE ON OTHER PATENTS

     In the past, we have been notified by two companies that some of our products and technologies may be related to patents owned by them and a third party has notified us that our products or technologies may infringe on two patents owned by that party. At the time we received the notices, we retained legal counsel to evaluate three patents identified in the notices but we have not yet determined whether our products infringe on the third party patents. We have not received any recent correspondence about these claims but we are not sure whether any further action will be taken or that new claims will not be asserted. If infringement claims are asserted against us and are upheld, we will try to modify our products so they are non-infringing. If we are unable to do so, we will have to obtain a license to sell those products or stop selling the products for which the claims are asserted. We may not be able to obtain the required licenses. Any successful infringement claim against us or if we fail to obtain any required license or are required to stop selling any of our products would have a material adverse effect on our financial results.

     In 1998, we received notice of a claim for an unspecified amount from a foundation that owns approximately 180 patents and 70 pending applications. The foundation claims that certain machines and processes used in the building of our semiconductor devices infringe on the foundation's patents. In April 1999, we reached an agreement with the foundation for us to purchase a nonexclusive license of the foundation's patents.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     We have never paid cash dividends on our common stock. We do not expect to pay dividends in the foreseeable future. We will use any earnings to finance growth. You should not expect to receive dividends on your shares of common stock.

FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS MAY CAUSE FINANCIAL LOSSES

     Changes in foreign currency exchange rates can reduce our revenues and increase our costs. Under our purchase agreement with Chartered, we buy silicon wafers in US dollars but the agreement permits a price adjustment if the six month rolling average exchange rate changes by more than 5% from the starting point. In addition, in 2000 over 57% of our sales were outside of the United States. Therefore, any large exchange rate fluctuation could increase our costs and thus decrease our revenues. We do not try to reduce our exposure to these exchange rate risks by using hedging transactions.

                                 USE OF PROCEEDS

     We will receive no proceeds from the sale of shares by our shareholders.

                                 CAPITALIZATION

     The following table shows our capitalization at April 23, 2001.

                                                                  April 23, 2001
                                                                  --------------

Treasury stock, 10,000 shares                                     $     (12,504)
Preferred stock, $1.00 par value, 2,000,000 shares
  authorized, none issued and outstanding                                     0
Common stock, $0.01 par value, 80,000,000 shares
  authorized, 53,684,245 issued andoutstanding                          536,842
Additional paid in capital                                           36,885,195
Accumulated deficit as of December 31, 2000                         (31,825,284)
                                                                  -------------
Shareholders' equity                                              $   5,584,249
                                                                  =============

         MARKET FOR OUR COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

     Our common stock is listed on the OTC Electronic Bulletin Board under the symbol SRAM. Securities not included in the NASDAQ Small-CAP Market are covered by the Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities, which will have an adverse effect on the ability of our security holders to sell their securities and the possibility of our ability to raise additional capital.

     Shown below is the closing high bid and the closing low offer as reported by the OTC Electronic Bulletin Board on the last day of the quarter.

                                                               Common Stock
                                                           ---------------------
                                                           High Bid    Low Offer
                                                           --------    ---------
     1998
First Quarter...........................................      .39         .41
Second Quarter..........................................      .32         .36
Third Quarter...........................................      .22         .23
Fourth Quarter..........................................      .15         .16

     1999
First Quarter...........................................      .19         .18
Second Quarter..........................................      .22         .21
Third Quarter...........................................      .15        .135
Fourth Quarter..........................................     .275        .261

     2000
First Quarter...........................................    2.875        2.25
Second Quarter..........................................   1.5313       1.375
Third Quarter...........................................     .969         .85
Fourth Quarter..........................................     .365         .30

     As of December 31, 2000, there were 379 shareholders of record, not including shareholders who beneficially own common stock held in nominee or "street name."

     We have not paid any dividends on our common stock since inception and we do not intend to pay any in the foreseeable future.

                             SELECTED FINANCIAL DATA

     The statements of operations for the years ended December 31, 2000 and 1999 and the balance sheet data as of December 31, 2000 have been derived from the financial statements that have been audited by Hein + Associates, LLP, independent auditors. The balance sheet as of December 31, 2000 has been audited by Hein + Associates, LLP, independent auditors. This financial data should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus and to "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                                       For the Years Ended December 31,
                                                                       --------------------------------
Statement of Operations Data:                                                2000              1999
                                                                             ----              ----
Net Sales........................................................      $ 12,150,750      $  7,754,952
Cost of Sales....................................................         7,728,095         4,826,266
                                                                       ----------------     ----------
Gross Margin.....................................................         4,422,655         2,928,686
Operating Expenses:
     Design, research and development............................         5,637,799         1,640,025
     Administrative..............................................         1,129,672           470,703
     Marketing...................................................         1,170,305           918,642
                                                                       -------------------------------
         Total Operating Expenses................................         7,937,776         3,029,370
Other income (expense), net......................................           136,295           (48,786)
                                                                       ------------------------------
Net income (loss) before taxes...................................         (3,378,826)        (149,470)
     Provision for income taxes..................................                 -                 -
                                                                       ------------------------------
Net income (loss)................................................      $  (3,378,826)    $   (149,470)
                                                                       ==============================
Net income (loss) per common share:
     Diluted.....................................................      $        (.08)    $          *
     Basic.......................................................      $           *     $          *
Weighted average common shares outstanding:......................
     Basic and diluted...........................................         43,165,436       33,173,966

* Less than $.01 per share.

                                                                   Year Ended
                                                               December 31, 2000
                                                               -----------------
Balance Sheet Data:
Working capital.............................................       $4,881,394
Total assets................................................        7,517,026
Shareholders' equity........................................       $5,589,967

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW OF CERTAIN ACQUISITIONS AND OTHER TRANSACTIONS

     During 2000 and the first quarter of 2001, we made several acquisitions of high technology companies some of which we have accounted for as a pooling of interests.

     On May 9, 2000, we acquired Integrated. We issued 3,000,000 shares of our Common Stock in exchange for all outstanding shares of all classes of Integrated stock. Integrated designs and sells metal programmed gate array integrated circuits. We purchased approximately $30,000 of product from Integrated in the year preceding the acquisition. The acquisition was accounted for as a pooling of interest, and the results of Integrated have been consolidated with ours, as if we have been merged throughout the periods presented.

     On June 16, 2000, we acquired 1,875,000 shares of the common stock of WebGear, in return for 1,250,000 shares of our Common Stock. The shares of WebGear stock that we acquired represented approximately 9% of WebGear's issued and outstanding shares of common stock as of June 16, 2000. On June 16, 2000, the closing price for our Common Stock was $1.3125 per share. WebGear is engaged in the design, development, sales and support of high technology networking and communications products for the personal computer market.

     On July 31, 2000, we acquired Macrotech. We issued 1,250,000 shares of our Common Stock in exchange for all outstanding shares of all classes of Macrotech stock. Macrotech designs and sells metal programmable standard cells, which are an extension of the metal programmed gate array integrated circuits that ILSI manufactures. The acquisition was accounted for as a pooling of interest, and the results of Macrotech have been consolidated with ours, as if we have been merged throughout the periods presented.

     On September 14, 2000, we entered into a one-year contract with two investment bankers, E.B.M. Associates, Inc. and World Trade Partners, each company has received 500,000 shares of our Common Stock. Both companies will assist us in broadening our financial market presence and establishing new relationships within the industry, investment community and financial media. On September 14, 2000, the closing share price for our Common Stock was $ 1.0312 per share and accordingly $1,031,000 has been assigned to prepaid investor relations. The cost associated with this transaction is being amortized over the life of the contract, approximately $301,000 was expensed in 2000. The balance will be expensed over the term of the contract, ending in the third quarter of 2001.

     On September 29, 2000, we purchased incomplete research and development, patents and certain trademarks from WebGear, Inc. We originally issued 3,400,000 shares of our Common Stock which was amended in December 2000 to 2,900,000 and returned to WebGear the 1,875,000 shares of WebGear common stock that we acquired from WebGear on June 16, 2000. On September 29, 2000, the closing price of our Common Stock was $0.8438 per share. We have valued the purchased patents and trademarks at $125,000, which was capitalized and recorded as intangible assets. We have valued the incomplete research and development acquired from WebGear at $3,962,646 based upon an evaluation by an independent firm, this cost was expensed immediately.

     On December 6, 2000, we signed a letter of intent to acquire Q-DOT. The merger was completed on March 13, 2001. We acquired Q-DOT in exchange for approximately 5,172,000 shares of our Common Stock, valued at $4,000,000 based on a twenty day average share closing price of approximately $0.77. Q-DOT specializes in advanced technology research and development for data acquisition, signal processing, imaging and data communications. The company's projects have been supported by conventional government and commercial contracts in addition to Small Business Innovation Research (SBIR) contracts. Q-DOT will be operated as a wholly owned subsidiary of Simtek for its government contract research and development operations. The acquisition will be accounted for as a pooling of interest, and the results of Q-DOT will be consolidated with ours in future financials as if we have been merged throughout the periods.

RESULTS OF OPERATIONS

     GENERAL. We have designed and developed nonvolatile semiconductor products since we commenced business operations in May 1987. We have concentrated on the design and development of the 4, 16, 64 and 256 kilobit nvSRAM product families and technologies, marketing, distribution channels, and sources of supply, including production at subcontractors. With the acquisition of Integrated and Macrotech, we have added the capability to design, develop and produce gate array integrated circuits.

     In an effort to expand our products, we acquired, from WebGear, incomplete research and development of certain technology that we intend to apply within the emerging Bluetooth market segment. "Bluetooth" is an industry standard, short range wireless communications technology designed to allow a variety of electronic devices, such as wireless telephone, Personal Digital Assistants, notebook computers, desktop computers, peripheral input-output devices, television set-top boxes and Internet appliances to exchange data without the use of physical cabling.

     We anticipate that our acquisition of Q-DOT will enable us to enter the high speed data communications market, addressing both wired and wireless applications, based on advanced Silicon Germanium process technology. Silicon Germanium (SiGe) is rapidly becoming the technology of choice for many analog, mixed signal and high speed digital circuits.

     In September 1991, we began the sale of certain commercially qualified 64 kilobit nvSRAM products based on a 1.2 micron technology. After initial qualification of our first product in 1991, we began expanding the 64 kilobit nvSRAM product family. By the end of 1993, we had qualified the complete product family for commercial, industrial and military markets and had commenced sales of these products. During 1995, we developed our 64 kilobit nvSRAM product on a
0.8 micron technology, qualification of this product occurred in 1996. In late 1996 and into 1997, we, along with assistance from ZMD, completed the design, installation and qualification of our 256 kilobit product based on 0.8 micron technology into ZMD's wafer fab. In 1997, we installed the 256 kilobit nvSRAM product based on 0.8 micron technology in Chartered's wafer fab. Qualification of this product for use in the commercial and industrial market occurred in 1997 and qualification for use in the military market occurred in the second quarter of 1998. In the fourth quarter 1997, we qualified the 64 kilobit nvSRAM product built on 0.8 micron technology for sale in the commercial and industrial market. Our metal programmed gate array products are supported with 0.5 micron wafers purchased from UMC and 0.35 micron wafers purchased from Chartered. Sales of products built on wafers purchased from Chartered and UMC each accounted for all of our revenue for 2000.

     REVIEW OF 2000 OPERATIONS. Total product sales for 2000 were $12,150,750. Our product sales could have been greater if not for a shortage in the second half of 2000 of the raw materials required to produce our nvSRAM products. We did see an increase in volume production orders in 2000, which caused an increase in unit shipments and a slightly overall lower average selling price as compared to 1999. Sales of our 4 kilobit and 16 kilobit products decreased in 2000 by approximately 9% over 1999. This decrease was due to customers using higher density parts in their applications. Sales of our 64 kilobit and 256 kilobit commercial products saw an increase in 2000 by approximately 63% and 145%, respectively. These increases were due to larger production volume orders being placed as compared to 1999. Sales of our 64 kilobit high-end industrial and military market saw a slight increase of 3% in 2000, while our 256 kilobit high-end industrial and military market saw a decrease in 2000 of approximately 65% as compared to 1999. This decrease was due to a decrease in defense contracts in 2000. We believe that future defense spending will increase to historic levels, but it remains unclear when this will occur. Sales of our logic products saw an increase of approximately 79% in 2000 as compared to 1999. This increase was due primarily to increased product demand generated by our increased sales activities.

     With the return of production volume orders being placed for our 16 kilobit, 64 kilobit and 256 kilobit commercial products and an increase in competition, we saw a decrease in our overall average selling prices as compared to 1999. However, with this decrease, we saw an increase in unit shipments for 2000 as compared to 1999 of approximately 6%, 56%, 178% and 76% for our 16 kilobit, 64 kilobit, 256 kilobit, and logic commercial products, respectively. Our 256 kilobit high-end industrial and military products saw a decrease of approximately 55% in unit shipments.

     Due to the decrease in high-end industrial and military sales, we had an approximate 1% decrease in our gross margins for 2000 as compared to 1999.

     YEARS ENDED DECEMBER 31, 2000 AND 1999. Our net product sales for 2000 totaled $12,150,750 compared to $7,754,952 in 1999. The increase in net product sales for the year ended December 31, 2000 was due primarily to increased volume production orders in the Far East and North America. During 2000, sales of our
1.2 micron 64 kilobit and 0.8 micron 256 kilobit nvSRAM military products accounted for approximately 14% of our sales, while the 64 kilobit and 256 kilobit nvSRAM product based on 0.8 micron technology accounted for approximately 41% and 30% of sales, respectively. Sales of our MPGA and FPGA logic products account for approximately 11% of our sales. Sales of our 4 kilobit and 16 kilobit nvSRAM products accounted for the balance of the sales in 2000. Two distributors and one direct customer of our nvSRAM products accounted for approximately 47% of our net product sales for the year ended December 31, 2000. Products sold to distributors are resold to a larger number of system manufacturers.

     The increase in net loss in 2000 is primarily the result of expensing approximately $3,963,000 of purchased incomplete research and development from WebGear. We realized a positive gross margin of $4,422,655 in 2000 compared to $2,928,686 in 1999 for percentages of 37% and 38%, respectively.

     Operating expenses were approximately $4,900,000 more for the year ended December 31, 2000 than for the year ended December 31, 1999. The largest part of this increase, was related to research and development which had an approximate $4,000,000 increase. Of the approximate $4,000,000 increase, approximately $3,963,000 was due to the issuance of stock to WebGear for the purchase of their Bluetooth technology, an approximate $100,000 increase related to headcount changes and contract services, an approximate $18,000 increase in depreciation and an approximate decrease of $81,000 related to product development, legal fees and repairs and maintenance. The next largest increase of approximately $650,000 was in general and administration. Of the approximate $650,000 increase, approximately $301,000 was related to the amortization of the issuance of 1,000,000 shares of stock to two investment banker firms for services to us. Approximately $237,000 was related to increased legal and audit fees incurred with the acquisitions of Integrated, Macrotech and Q-DOT, and the purchase of Bluetooth technology from WebGear. The remaining $112,000 was related in increased headcount, payroll costs and benefits. Sales and marketing saw an approximate $250,000 increase, primarily due to approximately $186,000 paid in sales commission as a direct result of our increased revenue and an approximately $64,000 increase due to increased headcount.

     Other income for the year ended December 31, 2000 increased from an approximate $49,000 expense at December 31, 1999 to an approximate income of $136,000 at December 31, 2000. This increase was primarily due to an increase of approximately $69,000 in interest income, a decrease of approximately $100,000 in interest expense and an increase of approximately $16,000 in other income.

     We had a net loss of $3,378,826 for the year ended December 31, 2000 compared to a net loss of $149,470 for the year ended December 31, 1999.

FUTURE RESULTS OF OPERATIONS

     Our ability to maintain profitability will depend primarily on our ability to continue reducing our manufacturing costs and increasing net product sales by improving the availability of existing products, by the introduction of new products and by expanding our customer base.

     As of December 31, 2000, we had a backlog of unshipped customer orders of approximately $7,948,000 expected to be filled by June 30, 2001. Orders are cancelable without penalty at the option of the purchaser prior to 30 days before scheduled shipment and therefore are not necessarily a measure of future product revenue.

     In 2000, we purchased all of our 0.8 micron technology wafers for our nvSRAM products from a single supplier, Chartered. Approximately 89% of our sales for 2000 were from finished units produced from these wafers. We had an agreement with Chartered to provide wafers through September 1998. Although Chartered continues to provide us wafers under the terms defined in this contract we do not have a current agreement signed. We are, however, negotiating with Chartered to renew the contract. In 2000, we purchased all of our 0.5 micron wafers and our 0.35 micron wafers for our MPGA and MPSC logic products from UMC and Chartered, respectively. Approximately 11% of our sales for 2000 were from finished units produced from these wafers. Currently, we do not have a current agreement signed for either of these companies to furnish us wafers, however, we have seen no disruption in their supply to us. Any disruptions in our relationship with Chartered could have an adverse impact on our operating results.

     ZMD, through their license agreement with us, has the worldwide right to sell nvSRAM's developed jointly by us and ZMD. With volume production being established at ZMD using the 0.8 micron product, ZMD has begun selling such nvSRAMs. In the past year, we did not see increased competition with ZMD as compared to the previous year. However, due to ZMD creating a second source for nvSRAM products, we believe that their presence may have a positive impact because many large manufacturers require two sources to purchase product from.

     We intend to continue shipping nvSRAMs based on 0.8 micron technology to existing and new customers through our normal sales and marketing efforts, while extending our product offerings of logic products acquired through the
Integrated and Macrotech acquisitions. We will also begin development of high performance data communications products based on Silicon Germanium process expertise gained through our acquisition of Q-DOT.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through December 31, 2000, we have approximately $32,100,000 of gross proceeds from the sale of convertible debt and equity securities. From inception through December 31, 2000, we generated $10,085,000 of gross revenue from the sale of product and technology licenses, approximately $45,215,000 from net product sales and $600,000 in royalty income.

     Under the Cooperation Agreement entered into with ZMD in September 1995, ZMD had the right to convert all financing into shares of our Common Stock at a price of $0.175 per share for all monies paid in 1995 and at the average share price of the quarter the monies were paid for all monies paid in 1996. In 1996, we received $378,551 under this agreement of which $248,398 was converted into 1,353,374 shares of our Common Stock at a price of $.1548 and 165,000 shares of our Common Stock at a price of $.2358. The payable to ZMD of $130,153 that showed on the balance sheet at December 31, 1999 was converted into 551,964 shares of our Common Stock. During 2000, ZMD began selling their shares of our Common Stock.

     On June 12, 1998, we closed a $1,500,000 financing transaction with two funds advised by Renaissance. The funding from Renaissance consists of $1,500,000 of convertible debentures with a seven year term at a 9 percent per annum interest rate (the "Debentures"). In the first quarter of 2000, Renaissance converted all $1,500,000 of the Debentures into an aggregate of 7,692,308 shares of our Common Stock.

     On May 9, 2000, we acquired Integrated in exchange for 3,000,000 shares of our Common Stock worth approximately $3,500,000 based on the closing price per share of ($1.1875) on the closing date.

     On June 16, 2000, we acquired 1,875,000 shares of the common stock of WebGear, in return for 1,250,000 shares of our Common Stock worth approximately $1,640,000 based on the closing price per share ($1.3125) on the closing date. On September 29, 2000, we purchased incomplete research and development, patents and certain trademarks from WebGear, Inc. We issued 3,400,000 shares of our Common Stock and returned to WebGear the 1,875,000 shares of WebGear common stock that we acquired from WebGear on June 16, 2000. In December 2000, the agreement was amended and WebGear returned 500,000 shares of our Common Stock to us making the total number of shares for this phase 2,900,000, worth approximately $2,447,000, based on the closing price of our Common Stock. On September 29, 2000, the closing price of our Common Stock was $0.8438 per share.

     On July 31, 2000, we acquired Macrotech for 1,250,000 shares of our Common Stock worth approximately $1,700,000 based on the closing price per share ($1.375) on the closing date.

     On December 6, 2000, we signed a letter of intent to acquire Q-DOT. The merger was completed on March 13, 2001 for consideration of approximately 5,172,000 shares of our Common Stock, valued at $4,000,000 based on a twenty day average share closing price of approximately $0.77 prior to the closing date.

     Our cash balance at December 31, 2000 was $2,847,110.

     Our future liquidity will depend on our revenue growth and our ability to sell our products at positive gross margins and control of our operating expenses.

     For the year ended December 31, 2000, cash flow provided by operations was $773,786, which is primarily due to a net loss of $3,378,826, which is offset by the WebGear asset purchase of $3,962,645, depreciation and amortization of $307,837, investment bank stock issuance of $300,767, a change in reserve accounts of $196,407, an increase of accounts receivable of $366,994, an increase of inventory of $85,270, an increase in prepaid and other of $117,579 and a net increase in accounts payable and accrued expenses of $5,944 and a decrease in customer deposits of $53,010. The increase in depreciation was due primarily to the addition of Macrotech's computer and software and addition of equipment required to test our products. The investment banker stock issuance was related to the amortization of the stock issuance to E.B.M. and World trade partners. The change in reserve accounts, accounts receivable, and inventory was due to increased product sales. The increase in prepaid and other was due primarily caused by our requirement to prepay for our wafer outs if we are above our credit limit. The decrease in customer deposits was primarily due to customers prepaid certain orders at the end of 1999 and the product did not ship to them until 2000.

     The use of cash flows in investing activities was due to purchases of equipment related to the testing of our 64 kilobit and 256 kilobit products built on 0.8 micron technology and the purchase of computer and software required for research and development.

     The cash flows provided by financing was primarily the result of the exercise of stock options which was offset by the payment of a notes payable.

     For the year ended December 31, 1999, cash flow provided by operations was $238,931, which is primarily due to depreciation of $247,502, a change in reserve accounts of $90,936, an increase of accounts receivable of $270,510, and a net increase in accounts payable, accrued expenses and customer deposits of $423,533. The increase in accounts receivable was due to a large revenue month in December 1999, from which the cash will not be received until the first quarter of 2000. The increase in accounts payable was due primarily to an increase in product demand which requires us to maintain a larger wafer and work-in-progress inventory, which is payable to our subcontractors on 30 day terms and to the purchase of software that is being paid for on a five year capital lease.

     The use of cash flows in investing activities for the year ended December 31, 1999, was due to purchases of equipment related to the testing of our nvSRAM products and manufacturing and test equipment for our metal programmed gate array products and from the purchase of a restricted certificate of deposit. The $179,310 of equipment purchased consisted primarily of test fixtures and burn-in boards to support products manufactured at Chartered and a reticle set to support manufacturing of our metal programmed gate array products at UMC. A $300,000 certificate of deposit was established as collateral for a $300,000 letter of credit that is required by one of our suppliers in the event that we default on payments.

     The cash flows provided by financing activities was primarily the result of proceeds from notes payable and capital contributions.

ACCOUNTING STATEMENTS

     In 1998,  Statement of Financial  Accounting  Standards 133, Accounting for
Derivative Instruments and Hedging Activities was issued. Statement 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments as fair value. This statement is effective for the Company's financial statements for the year ended December 31, 2001 and the adoption of this standard is not expected to have a material effect on the Company's financial statements.

INFLATION

     The impact of inflation on our business has not been material.

                                    BUSINESS

GENERAL

     We have designed and developed nonvolatile semiconductor products since we began business operations in May 1987. We have concentrated on the design and development of the 4, 16, 64 and 256 kilobit nvSRAM product families and technologies, distribution channels, and sources of supply, including production at subcontractors. With our acquisition in 2000 of Integrated Logic Systems, Inc. ("Integrated") and Macrotech Semiconductor ("Macrotech"), we have added the capability to design, develop and produce gate array integrated circuits.

     In September 2000, we purchased incomplete research and development, patents and certain trademarks from WebGear, Inc. Simtek has established a core business within the nonvolatile SRAM application segment, and is now expanding into other technology areas including logic and data communication markets. These additional product families are intended to allow more rapid total revenue growth and to reduce the risk inherent in our historic dependence on one product family.

     As of December 31, 2000, our backlog for released purchase orders was approximately $7,948,000, all of which is expected to ship by June 30, 2001. Orders are cancelable without penalty at the option of the purchaser prior to 30 days before scheduled shipment and therefore are not necessarily a measure of future product revenue. During the year ended December 31, 2000, we generated net revenue of approximately $12,000,000 from the sale of products.

     We are in production of our first four families of memory products, 256 kilobit, 64 kilobit, 16 kilobit and 4 kilobit nonvolatile static random access memories ("nvSRAMs"). Our 256 kilobit nvSRAM was qualified in 1997 for sales into commercial and industrial markets and in 1998 for shipment into the military market. Our 64 kilobit nvSRAMs meet or exceed the requirements for sales into commercial, industrial and military markets. Our 16 kilobit and 4 kilobit nvSRAMs have been qualified for sales into commercial and industrial markets. Our nvSRAMs are physically smaller and require less maintenance than SRAM devices that achieve nonvolatility through the use of internal batteries and are more convenient to use than SRAM devices that achieve nonvolatility by being combined with additional chips.

     Our metal programmed gate array products ("MPGA") are used to replace programmable logic devices when a customer has completed his system design and requires cost-reduced integrated circuits for volume manufacturing. Each MPGA is configured using the individual customer's design files and is built to his specific requirements.

     We reduce capital requirements by subcontracting all phases of the manufacturing process. Chartered Semiconductor Manufacturing Plc. of Singapore ("Chartered") began providing silicon wafers for our nvSRAM products in September 1993 and continues to provide wafers based on our 0.8 micron product technology. United Memories Corp. of Taiwan ("UMC") and Chartered provide silicon wafers for our MPGA products based on 0.5 micron and 0.35 micron product technology, respectively. Amkor Technology and Amkor Test Services provide assembly and final test services, respectively, for our nvSRAM products built from the wafers purchased from Chartered. Advanced Semiconductor Engineering and IPAC provide assembly services for our MPGA products. Testing of our MPGA products is done either internally or by Multitech Design and Test.

     During 2000, all of the wafers used to produce our nvSRAM's were purchased from Chartered.. Sales of these products accounted for approximately 89% of our revenue for 2000. Wafers were purchased from both Chartered and UMC in 2000 to support our MPGA products. Sales of these products accounted for approximately 11% of our revenue for 2000.

     We currently have three sales and marketing offices, located in Colorado Springs, Colorado, Bristol, England and Atlanta, Georgia. We have engaged 17 independent representative organizations with 40 sales offices and 31 distributor organizations with 105 sales offices. These organizations have multiple sales offices and sales personnel covering specific territories. Through these organizations and their sales offices we are capable of serving a worldwide market.

ACQUISITIONS AND OTHER TRANSACTIONS

     On May 9, 2000, we acquired Integrated. We issued 3,000,000 shares of our Common Stock in exchange for all outstanding shares of all classes of Integrated stock. Integrated designs and sells metal programmed gate array integrated circuits. We purchased approximately $30,000 of product from Integrated in the year preceding the acquisition.

     On June 16, 2000, we acquired 1,875,000 shares of the common stock of WebGear, in return for 1,250,000 shares of our Common Stock. On September 29, 2000, we purchased incomplete research and development, patents and certain trademarks from WebGear, Inc. We originally issued 3,400,000 shares of our Common Stock which was amended in December 2000 to 2,900,000 and returned to WebGear the 1,875,000 shares of WebGear common stock that we acquired from WebGear on June 16, 2000.

     On July 31, 2000, we acquired Macrotech. We issued 1,250,000 shares of our Common Stock in exchange for all outstanding shares of all classes of Macrotech stock. Macrotech designs and sells metal programmable standard cells, which are an extension of the metal programmed gate array integrated circuits that ILSI manufactures.

     On September 14, 2000, we entered into a one-year contract with two investment bankers, E.B.M. Associates, Inc. and World Trade Partners, each company has received 500,000 shares of our Common Stock. Both companies will assist us in broadening our financial market presence and establishing new relationships within the industry, investment community and financial media.

     On December 6, 2000, we signed a letter of intent to acquire Q-DOT Group, Inc ("Q-DOT"). The merger was completed on March 13, 2001. We acquired Q-DOT in exchange for approximately 5,172,000 shares of our Common Stock, valued at $4,000,000 based on a twenty day average share closing price of approximately $0.77. Q-DOT specializes in advanced technology research and development for data acquisition, signal processing, imaging and data communications. The company's projects have been supported by conventional government and commercial contracts in addition to Small Business Innovation Research (SBIR) contracts. Q-DOT will be operated as a wholly owned subsidiary of Simtek for its government contract research and development operations. The acquisition will be accounted for as a pooling of interest, and the results of Q-DOT will be consolidated with ours in future financials as if we have been merged throughout the periods.

     MEMORY INDUSTRY AND PRODUCT BACKGROUND

     The semiconductor memory market is large and highly differentiated. This market covers a wide range of product densities, speeds, features and prices. The ideal memory would have (1) high bit density per chip to minimize the number of chips required in a system; (2) fast data read and write speeds to allow a system's microprocessor to access data without having to wait; (3) the ability to read and modify data an unlimited number of times; (4) the ability to retain its data indefinitely when power is interrupted (i.e. nonvolatility); (5) availability in a variety of package types for modern assembly techniques; and
(6) the ability to be tested completely by the manufacturer to ensure the highest quality and reliability. Although customers would like to have memory components with all of these attributes it currently is not technically feasible. Therefore, the memory market is segmented with different products combining different mixes of these attributes.

     Semiconductor memories can be divided into two main categories, volatile and nonvolatile. Volatile memories generally offer high densities and fast data access and programming speeds, but lose data when electrical power is interrupted. Nonvolatile memories retain data in the absence of electrical power, but typically have been subject to speed and testing limitations they also wear out if they are modified too many times. There are a number of common volatile and nonvolatile product types, as set forth below. The list of products under "Combinations" is limited to single packages and does not include combinations of the listed memories in separate packages, such as SRAMs in combination with EPROMs and EEPROMs.

     Volatile         Nonvolatile       Combinations
     --------         -----------       ------------
     SRAM             EEPROM            nvSRAM
     DRAM             Flash Memory      NVRAM
                      EPROM             SRAM plus lithium battery ("Batram")
                      PROM
                      ROM


     VOLATILE MEMORIES. Rewritable semiconductor memories store varying amounts of electronic charge within individual memory cells to perform the memory function. In a Dynamic Random Access Memory (DRAM), the charge must be electrically refreshed many times per second or data are lost even when power is continuously applied. In a Static Random Access Memory (SRAM), the charge need not be refreshed, but data can be retained only if power is not interrupted.

     Nonvolatile Memories. A Read Only Memory (ROM) is programmed (written) once in the later stages of the manufacturing process and cannot be reprogrammed by the user. Programmable Read Only Memory (PROM) can be programmed once by the


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


user, while Erasable PROM (EPROM) may be reprogrammed by the user a limited number of times if the EPROM is removed from the circuit board in the equipment. Both Flash memory and Electrically Erasable PROM (EEPROM) may be reprogrammed electrically by the user without removing the memory from the equipment. However, the reprogramming time on both EEPROM and Flash memory is excessively long compared to the read time such that in most systems the microprocessor must stop for a relatively long time to rewrite the memory.

     COMBINATIONS. Many customers use a combination of volatile and nonvolatile memory functions to achieve the desired performance for their electronic systems. By using SRAMs in combination with EPROM and EEPROM chips, customers can achieve nonvolatility in their systems and still retain the high data read and write speeds associated with SRAM memories. This approach, however, is not desirable in many applications because of the size and cost disadvantages associated with using two or more chips to provide a single memory function. Also, it may take up to several seconds to transfer the data from the SRAM to the EEPROM; an excessive time at power loss. As a result, attempts have been made to combine nonvolatile and volatile memory features in a single package or silicon chip. One approach combines an SRAM with lithium batteries in a single package.

     Nonvolatile random access memories (NVRAMs) combine volatile and nonvolatile memory cells on a single chip and do not require a battery. We believe our nvSRAM represents a significant advance over existing products that combine volatility and nonvolatility on a single silicon chip. We combine an SRAM memory cell with an EEPROM memory cell to create a small nvSRAM memory cell. Our unique and patented memory cell design enables the nvSRAM to be produced at densities higher than existing NVRAMs and at a lower cost per bit. In addition to high density and nonvolatility, the nvSRAM has fast data access and program speeds and the SRAM portion of the memory can be modified an unlimited number of times without wearing out.

     MEMORY TECHNOLOGY

     We use an advanced  implementation  of  silicon-nitride-oxide-semiconductor
(SNOS) technology. SNOS technology stores electrical charge within an insulator, silicon nitride, and uses a thin tunnel oxide layer to separate the silicon nitride layer from the underlying silicon substrate. SNOS technology prevents tunnel oxide rupture in the memory cell from causing an immediate loss of data. Oxide rupture has been a major cause of failures in Flash and EEPROMs using floating gate technology, where charge is stored on a polysilicon conductor surrounded by insulators. To protect against these failures, many floating gate EEPROMs have required error correction circuitry and redundant memory cells. This increases product cost by requiring more silicon area. Error correction and redundancy are not required for our products to protect against tunnel oxide rupture. In addition, our product designs incorporate a special test feature which can predict data retention time for every individual memory cell based on measuring the rate of charge loss out of the silicon nitride.

     The SNOS technology coupled with our nvSRAM memory cell allows high performance nonvolatile SRAMs to be manufactured using complementary metal oxide semiconductor (CMOS) technology. The SNOS technology that we use has proven to be highly reliable, as demonstrated by our product qualification results to date.

     MEMORY PRODUCTS

     nvSRAMS (NONVOLATILE STATIC RANDOM ACCESS MEMORIES). Our 256 kilobit,
64  kilobit,  16  kilobit  and 4 kilobit  nvSRAM  product  families  consist  of nonvolatile memories that combine fast SRAM and nonvolatile EEPROM characteristics within each memory cell on a single chip of silicon. The SRAM portion of the nvSRAM is operated in the same manner as most existing SRAM products. The SRAM can be written to and read from an unlimited number of times. The EEPROM can be programmed, depending upon device type, by user control or automatically by transferring the SRAM contents into the EEPROM. The EEPROM data can be transferred back into the SRAM by user control or the data can be transferred automatically.

     Our nvSRAMs have fast data access speeds of 20, 25, 35 and 45 nanoseconds. These data access speeds correspond to those of fast SRAMs and meet the requirements of much of the fast SRAM market. The high speed characteristics of our nvSRAMs allow them to be used in applications with various high performance microprocessors and digital signal processors such as those manufactured by Intel Corp., Texas Instruments and Motorola. Our nvSRAMs can be used to replace SRAMs with lithium batteries and multiple chip solutions such as SRAM plus EEPROM or Flash Memory.

     We finalized commercial and industrial qualification of two versions of our initial 64 kilobit nvSRAM product offering in September 1991 and April 1992, respectively. We completed military qualification of our initial nvSRAM in May 1992. We began sales into the commercial market of our initial 16 kilobit nvSRAM


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


product family in 1992. The nvSRAM product family also includes the 4 kilobit version. We completed the development and product qualification of the 64 kilobit AutoStoreTM nvSRAM in 1993. The AutoStoreTM version automatically detects power loss and transfers the data from the SRAM cells into the EEPROM cells. This device does not require instructions or intervention from the system microprocessor to notify it of the power loss. Commercial and industrial qualification of our 256 kilobit nvSRAM occurred in 1997 and military qualification of our 256 kilobit nvSRAM was completed in the second quarter of 1998.

     PROGRAMMABLE LOGIC DEVICE INDUSTRY

     The electronics industry uses logic integrated circuits to configure systems to perform specific functions within a system. Field Programmable Gate Arrays (FPGAs) and Complex Programmable Logic Devices (CPLDs) have become popular for this purpose, and are supplied by a number of major suppliers, such as Xilinx and Altera. These products provide high performance, flexible solutions, but are expensive when compared to non-programmable, fixed function application specific products. Simtek's MPGAs provide a low-cost, high volume alternative to the programmable logic products. We entered this product segment through our acquisitions of Integrated and Macrotech in 2000.

         MPGA TECHNOLOGY

     Simtek uses standard logic wafer processing available from various subcontract fabrication facilities. We currently contract with UMC in Taiwan for
0.5 micron technology and with Chartered Semiconductor in Singapore for 0.35 micron technology. We plan to migrate the technology to a 0.25 micron process as the market develops.

     Simtek's conversion tools support direct netlist conversion to create drop-in replacements at a fraction of the FPGA or CPLD cost. We can support up to approximately 1 million logic gates plus dual port RAM. We also support full scan test without any area penalty with our Integrated Testability feature.

     MPGA PRODUCTS

     MPGA products are built to order based on customer designs that are electronically transferred to our design workstations. Our engineers then verify the design and implement it in the appropriate technology to provide the most cost effective solution available for the customer.

PRODUCT WARRANTIES. We presently provide a one-year limited warranty on our products.

RESEARCH AND DEVELOPMENT

     Many of our research and development activities are centered around developing new products and reducing the cost of our nvSRAM products and the development and design of customer specific metal programmed gate array. We have reduced our costs by introducing our 0.8 micron technology. This technology reduced the size of the 64 kilobit nvSRAM chip and enabled us to develop a cost effective 256 kilobit nvSRAM. We are continuing our efforts to improve yield on the 0.8 micron technology. In order to further reduce costs, we engaged Integra Technologies, now Amkor Test Services in the fourth quarter 1997 for testing of our 0.8 micron products. We have a test floor used for evaluation of our technologies, product designs and product quality. The test floor is also used for production testing of silicon wafers.

     In an effort to expand our products, we acquired, from WebGear, incomplete research and development of certain technology that we intend to apply within the emerging Bluetooth market segment. "Bluetooth" is an industry standard, short range wireless communications technology designed to allow a variety of electronic devices, such as wireless telephone, Personal Digital Assistants, notebook computers, desktop computers, peripheral input-output devices, television set-top boxes and Internet appliances to exchange data without the use of physical cabling. We plan to spend approximately $750,000 over the next year in order to develop and manufacture integrated circuits using the technology in Bluetooth applications.

     We anticipate that our acquisition of Q-Dot will enable us to enter the high speed data communications market, addressing both wired and wireless applications, based on advanced Silicon Germanium process technology. Silicon Germanium (SiGe) is rapidly becoming the technology of choice for many analog, mixed signal and high speed digital circuits. We plan to spend approximately $350,000 over the next year in order to develop and manufacture integrated circuits using the SiGe process technology.

     Our research and development expenditures for the years ended December 31, 2000 and 1999 were approximately $5,637,799 and $1,640,025, respectively. Of the $5,637,799 expenditure incurred in 2000, $3,962,646 was related to the incomplete research and development we purchased from WebGear with stock. We intend to continue expenditures on research and development; however, the percentage of research and development expenditures is expected to decrease relative to expenditures relating to the commercial production of our existing products.

MANUFACTURING AND QUALITY CONTROL

     Our manufacturing strategy is to use subcontractors whose production capabilities meet the requirements of our product designs and technologies.

     In 1992, we entered into a manufacturing agreement with Chartered (the "Chartered Manufacturing Agreement") to provide us with silicon wafers for our products. Under the Chartered Manufacturing Agreement, Chartered has installed a manufacturing process for versions of our current and future memory products.

     Finished wafer procurement reverted to Chartered during 1998 as we ceased purchasing finished 0.8 micron units from ZMD. We used UMC for wafer procurement of our 0.5 micron MPGA products and Chartered for wafer procurement of our 0.35 micron MPGA products. During 2000, all of our product revenue was based on wafers purchased from Chartered and UMC.

     Device packaging of our nvSRAM products continued at the Amkor facilities in the Philippines and South Korea. Final test for 0.8 micron nvSRAM products was established successfully at Integra Technologies, now Amkor Test Services, in Wichita, Kansas. Device packaging of our metal programmed gate array products continued at Advanced Semiconductor Eng., Inc. in Taiwan. Final test of our metal programmed gate array products was completed in our Colorado Springs facility and at Multitech Design and Test in San Jose, California.

     Our subcontractors provide quality control for the manufacture of our products. We maintain our own quality assurance personnel and testing capability to assist the subcontractors with their quality programs and to perform periodic audits of the subcontractors' facilities and finished products to ensure product integrity.

     Our quality and reliability programs were audited by several commercial and military customers during 2000 as part of routine supplier certification procedures. All such audits were completed satisfactorily.

MARKETS

     Our memory products are targeted at fast nonvolatile SRAM markets, SRAM plus EEPROM markets and other nonvolatile memory products broadly used in commercial, industrial and military electronic systems.

     Our MPGA products are built to customer requirements in many application areas. Therefore, we believe that our products will address very broad markets including these applications:

     Airborne and Space Computers           Lighting
     Automotive Control & Monitoring        Medical Instruments
     Portable Telephone Modems              Control Systems
     Portable Computers                     Currency Changers
     Postal Meters                          Data Monitoring Equipment
     Printers                               Disk Drives
     Process Control Equipment              Facsimile Machines
     Radar and Sonar Systems                Gaming
     Telecommunications Systems             GPS Navigational Systems
     Terminals                              Guidance and Targeting Systems
     Test Equipment                         High Performance Workstations
     Utility Meters                         Laser Printers
     Vending Machines                       Mainframe Computers
     Weapon Control Systems                 CD Writers
     Security Systems                       Copiers
     Broadcast Equipment                    Cable TV Set Top Converter Boxes
     Studio Recording Equipment


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



We are increasing marketing and sales emphasis on office automation products such as copiers and mass storage systems as well as beginning new sales efforts in data communication applications.

SALES AND DISTRIBUTION

     Our strategy is to generate sales through the use of independent sales representative agencies and distributors. We believe this strategy provides the fastest and most cost effective way to assemble a large and professional sales force.

     We currently have three sales and marketing offices, located in Colorado Springs, Colorado, Bristol, England and Atlanta, Georgia. We have engaged 17 independent representative organizations with 40 sales offices and 31 distributor organizations with 105 sales offices. Both organizations have multiple sales offices and sales personnel covering specific territories. Through these organizations and their sales offices we are capable of serving a worldwide market.

     Independent sales representatives typically sell a limited number of noncompeting products to semiconductor users in particular geographic assigned territories. Distributors inventory and sell products from a larger number of product lines to a broader customer base. These sales channels are complementary, as representatives and distributors often work together to consummate a sale, with the representative receiving a commission from us and the distributor earning a markup on the sale of the products. We supply sales materials to the sales representatives and distributors.

     For our marketing activities, we evaluate external marketing surveys and forecasts and perform internal studies based, in part, on inputs from our independent sales representative agencies. We prepare brochures, data sheets and application notes on our products.

CUSTOMERS AND BACKLOG

     We have shipped qualified nvSRAM products to customers directly and through distributors since the September 1991 commercial product qualification; the majority of our customers are Fortune 500 companies. Approximately 40% of our net product sales during 2000 were to customers in the Pacific Rim and approximately 17% were to customers in Europe. The remaining product sales were to customers in North America.

     As of December 31, 2000, we had a backlog of unshipped customer orders of approximately $7,948,000, which is expected to be filled by June 30, 2001. Orders are cancelable without penalty at the option of the purchaser prior to 30 days before scheduled shipment and therefore are not necessarily a measure of future product revenue.

     During 2000, we continued to receive initial and scheduled production orders on our 64 kilobit and 256 kilobit product. We believe that we will continue to receive volume production orders on these products.

LICENSES

     PRODUCT AND TECHNOLOGY LICENSE SALES. We have sold product and technology licenses to Nippon Steel, Plessey and ZMD. Based on prior actions by Nippon Steel and Plessey, we don't anticipate any future activity on the licenses with Nippon Steel and Plessey.

     ZMD. In June of 1994, we signed a joint development agreement with ZMD to install the 1.2 micron products for manufacture at ZMD and to jointly develop the 0.8 micron technology at Chartered. The Agreement was modified in August of 1994 by a Letter of Intent between us to bypass the installation of 1.2 micron technology at ZMD and instead modify the 0.8 micron technology to run in the ZMD factory. ZMD has paid us all the monetary requirements under this agreement including any royalties we may receive from sales of these jointly developed products.

     CHARTERED. In September of 1992, we entered into a manufacturing agreement with Chartered. This agreement grants Chartered the right to manufacture silicon wafers containing our products solely for sale to us. Chartered also has the right to manufacture silicon wafers in connection with future technology licenses we may enter into with third parties.

     Future License Sales. We intend to sell product and technology licenses on a selective basis. We will continue to seek licensing partners who can contribute to the development of the nvSRAM market and provide a meaningful level of revenue to us while not posing an undue threat in the marketplace.

COMPETITION

     Our products compete on the basis of several factors, including data access and programming speeds, density, data retention, reliability, testability, space savings, manufacturability, ease of use and price.

     Products that compete with our family of nvSRAMs fall into three categories. The first category of products that compete with our nvSRAMs are volatile and nonvolatile chips used in combination, such as fast SRAMs used with EPROMs, EEPROMs, or Flash memory. We believe that we have advantages over these applications because the nvSRAM allows data to be stored in milliseconds as compared to seconds for chips used in pairs. Our single chip solution provides a space savings and easier manufacturing. Our single chip solution generally provides increased reliability versus multiple chips. We believe it will be able to compete with many solutions requiring density up to 256 kilobits; however, in those instances where the density requirement is beyond 256 kilobits the nvSRAM does not compete. Competitors in the multiple chip category include Cypress Semiconductor Corp., Integrated Technology, Inc., Toshiba, Fujitsu, Advanced Micro Devices, Inc., Atmel and National Semiconductor Corp.

     The second category of products that compete with our nvSRAMs are products that combine SRAMs with lithium batteries in specially adapted packages. These products generally are slower in access speeds than our nvSRAMs due in part to limitations caused by life of the lithium battery when coupled with a faster SRAM. Our nvSRAMs are offered in standard, smaller, less expensive packages, and do not have the limitation on lifetime imposed on the SRAM/battery solutions by the lithium battery. Our nvSRAMs can also be used for wave soldered automatic insertion circuit board assembly since they do not have the temperature limitations of lithium batteries. However, lithium battery-backed SRAM products are available in densities of 1 megabit and greater per package. Companies currently supplying products with lithium batteries include Dallas Semiconductor Corp., ST Microelectronics and Texas Instruments.

     The third category consists of NVRAMs that combine SRAM memory cells and EEPROM memory cells on a monolithic chip of silicon. Our current product offerings are of higher density, faster access times and we believe can be manufactured at lower costs per bit than NVRAMS.

     ZMD, through their license agreement with us, has the worldwide right to sell under the ZMD label nvSRAMs developed jointly by ZMD and us. With volume production established at ZMD using the 0.8 micron product, ZMD is selling such nvSRAMs. This has had a positive impact for us by creating a second source, which is required by many larger companies, for our nvSRAM products. However, in 2000, we were required to reduce prices to certain markets due to the increased competition from ZMD. We believe that the competition from ZMD has increased the number of companies using nvSRAMs, but may have put downward pressure on average selling prices.

     We are aware of other semiconductor technologies for nonvolatile memory products. These technologies include ferroelectric memory and thin film magnetic memory. Ramtron, Raytheon, Symetrix, and others are developing ferroelectric products. Honeywell, Inc. is developing magnetic film products.

     MPGA-type solutions are supported by semiconductor companies such as AMI Semiconductor, NEC and Temic.

PATENTS AND INTELLECTUAL PROPERTY

     We undertake to protect our product designs and technologies under the relevant intellectual property laws as well as by utilizing internal disclosure safeguards. Under our licensing programs, we exercise control over the use of our protected intellectual property and have not permitted our licensees to sublicense our nvSRAM products or technology.

     It is common in the semiconductor industry for companies to obtain copyright, trademark and patent protection of their intellectual property. We believe that patents are significant in our industry, and we are seeking to build a patent portfolio. We expect to enter into patent license and cross-license agreements with other companies. We have been issued seven patents in the United States on our nvSRAM memory cell and other circuit designs. These patents have terms that expire through 2008 to 2013. We have also taken steps to obtain international patents on certain of our products. We have two


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



applications that have been allowed and intend to prepare patent applications on additional circuit designs we have developed. However, as with many companies in the semiconductor industry, it may become necessary or desirable in the future for us to obtain licenses from others relating to our products.

     We have received federal registration of the term "Novcel" a term we use to describe our technology. We have not sought federal registration of any other trademarks, including "Simtek" and "QuantumTrapTM" or our logo.

EMPLOYEES

     As of the date of this prospectus, we had 43 full-time employees and one temporary employee.

FACILITIES

     We lease approximately 12,000 square feet of space in Colorado Springs, Colorado. This space includes a product engineering test floor of approximately 2,350 square feet. The lease expires on December 31, 2001. During 2000, we signed a lease for a new location in Colorado Springs, Colorado for approximately 16,000 square feet of space that includes a product engineering test floor of approximately 3,000 square feet. The new lease agreement requires the new landlord to begin paying all costs related to the old location at the time we take occupancy at the new location. In March 2001, we moved into the new facility, located at 4250 Buckingham Drive #100, Colorado Springs, CO 80907.

LEGAL PROCEEDINGS

     There were no legal proceedings against us as of the date of this report.

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     On November 16, 2000, we had a special meeting of shareholders to ratify the selection of Hein + Associates LLP, as the Company's independent auditors for the year ending December 31, 2000. The proposal was passed with the voting of 32,532,148 For, 97,355 Against, and 138,458 Abstained.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:

Name                             Age                  Position
----                             ---                  --------

Douglas M. Mitchell..........    51       Director, Chief Executive Officer and
                                          President, Chief Financial Officer
                                          (acting)

Klaus C. Wiemer..............    63       Director

Robert H. Keeley.............    59       Director

Harold Blomquist.............    49       Director

John Heightley...............    64       Director


     DOUGLAS M. MITCHELL, served as our Chief Operating Officer from July 1, 1997 until January 1, 1998 at which time he became Chief Executive Officer, President and a director. Mr. Mitchell has over 20 years of experience in the semiconductor and electronics systems industry holding various marketing and sales management positions. Prior to joining us, he was President and Chief Executive Officer of a wireless communications company, Momentum Microsystems. Prior to this Mr. Mitchell was Vice President of Marketing with SGS-Thomson Microelectronics, responsible for marketing and applications engineering of Digital Signal Processing, transputer, microcontroller and graphics products in North America. SGS-Thomson had acquired Inmos Corporation where Mr. Mitchell had been Manager, US Marketing and Sales. Mr. Mitchell has held management positions at Texas Instruments and Motorola and has been responsible for various product definition and product development. Mr. Mitchell holds a Bachelors degree in electrical engineering from the University of Texas and a Masters of Business Administration degree from National University.

     KLAUS C. WIEMER, has served as a director since May 1993. He also serves on the boards of Neomagic Corp (NMGC) of Santa Clara, CA and InterFET Corp of Garland, TX. From July 1993 to May 1994, Dr. Wiemer served as President and Chief Executive Officer of our company. Since May 1994, Dr. Wiemer has been an independent consultant. From April 1991 to April 1993, Dr. Wiemer was President and Chief Executive Officer of Chartered Semiconductor Manufacturing Pte., Ltd. in Singapore, and from July 1987 to March 1991, Dr. Wiemer was President and Chief Operating Officer of Taiwan Semiconductor Manufacturing Company. Prior to 1987, Dr. Wiemer was a consultant for the Thomas Group specializing in the area of integrated circuit manufacturing and previously worked for fifteen years with Texas Instruments. Dr. Wiemer holds a Bachelors degree in physics from Texas Western College, a Masters degree in physics from the University of Texas and a Ph.D. in physics from Virginia Polytechnic Institute.

     ROBERT H. KEELEY, has served as a director since May 1993. He is currently the El Pomar Professor of Business Finance at the University of Colorado at Colorado Springs. From 1986 until he joined the faculty at the University of Colorado at Colorado Springs in 1992, Dr. Keeley was a professor in the Department of Industrial Engineering and Engineering Management at Stanford University. Prior to joining Stanford, he was a general partner of Hill and Carmen (formerly Hill, Keeley and Kirby), a venture capital firm. Dr. Keeley holds a Bachelors degree in electrical engineering from Stanford University, an M.B.A. from Harvard University and a Ph.D. in business administration from Stanford University. Dr. Keeley is also a director of Analytical Surveys, Inc. and a number of private companies.

     HAROLD A. BLOMQUIST, was appointed as a director in May 1998. Mr. Blomquist is currently president of American Microsystems ("AMI") Japan, Ltd. in Toyko; senior managing director and board chairman of AMI GmbH in Dresden, Germany; senior vice president of AMI's worldwide sales and strategic marketing; and a member of the board of directors for both AMI and AMI's holding company, GA Tech, Inc. Before joining AMI in April 1990, Mr. Blomquist held a series of increasingly responsible positions in engineering, sales, and marketing for several semiconductor firms, including Texas Instruments, Inmos and General Semiconductor. Mr. Blomquist was granted a BSEE degree from the University of Utah and also attended the University of Houston, where he pursued a joint Juris Doctor/MBA course of study.

     JOHN HEIGHTLEY, was appointed as a director in September 1998. Mr. Heightley is currently executive vice president and chief technology officer for United Memories of Colorado Springs. From 1990 to 1996, Mr. Heightley was president and chief executive officer of Adaptive Solutions, Inc. In 1986 and 1987, he held the position of president and chief executive officer of Gigabit Logic, Inc.; in 1987 he was appointed chairman of Gigabit along with his responsibilities as president and chief executive officer. Mr. Heightley held these positions until 1990. Prior to Gigabit, Mr. Heightley served as president and chief executive officer of Ramtron Corporation from 1985 to 1986 and from 1978 to 1985 he served as a member of the board of directors, president, chief operating officer and vice president of memory products for Inmos International, plc. Mr. Heightley was granted a B.S. degree in Engineering Science from Penn State University and earned a M.S. degree in Electrical Engineering from M.I.T.

     Subject to the requirement that the Board of Directors be classified if it consists of six or more persons, directors serve until the next annual meeting or until their successors are elected and have qualified. Officers serve at the discretion of the Board of Directors. Vacancies on the Board of Directors are filled by the existing directors. Under and subject to compliance with, certain agreements entered into with ZMD, ZMD has the right to appoint two members to the Board of Directors. At this time ZMD has no representation on our Board of Directors.

SPECIAL PROVISIONS IN ARTICLES OF INCORPORATION

     Our articles of incorporation contain a provision limiting the liability of directors to the fullest extent permitted under the Colorado Corporation Code (the "Code"). The Code allows a corporation to limit the personal liability of a director to the corporation or its shareholders for monetary damages for breaches of fiduciary duty as a director except for

1.   breaches of the director's duty of loyalty,

2. acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

3.   certain other acts specified in the Code, and

4.   transactions from which the director derived an improper benefit.

     The provisions of the Code will not impair our ability to seek injunctive relief for breaches of fiduciary duty. Such relief, however, may not always be available as a practical matter.

     Our articles of incorporation also contain a provision that requires us to indemnify, to the fullest extent permitted under the Code, directors and officers against all costs and expenses reasonably incurred in connection with the defense of any claim, action, suit or proceeding, whether civil, criminal, administrative, investigative or other, in which such person may be involved by virtue of being or having been a director, officer or employee.

EXECUTIVE COMPENSATION

     The following table sets forth certain information for each of our last three fiscal years with respect to the annual and long-term compensation of the only individual acting as the Chief Executive Officer during the fiscal year ended December 31, 2000. No other executive officers as of December 31, 2000 had combined annual salary and bonus for the fiscal year ended December 31, 1998 that exceeded $100,000.

                                                  Summary Compensation Table

                                                                            Long Term Compensation
                                                                        ------------------------------
                               Annual Compensation                       Awards             Payouts
                           ---------------------------------------------------------------------------
Name                                               Other                Restricted
and                                                Annual               Stock               LTIP    All Other
Principal                                          Compen-              Award(s)  Options/ Payouts  Compen-
Position               Year  Salary($)  Bonus($)   sation($)              ($)     SARs(#)   ($)     sation($)
---------              -------------------------------------------------------------------------------------
Douglas M. Mitchell(1) 2000  $150,000   $62,500       --                  --       40,000    --       --
Chief Executive        1999  $120,000        --       --                  --       30,000    --       --
Officer and President  1998  $120,000        --       --                  --      250,000    --       --

(1) Mr. Mitchell became our Chief Executive Officer and President on January 1, 1998.

OPTION GRANT TABLE

     The following table sets forth certain information with respect to options granted by us during the fiscal year ended December 31, 2000 to the individual named in the summary compensation table above.

                                             Shares                                                   Potential
                                           subject to                   Market                    Realizable Value
                                         Options/SAR's                  Price                        at Assumed
                            Shares         Granted to    Exercise        per                       Annual Rate of
                          subject to       Employees       Price       Share on                      Stock Price
                        Options/SAR's      in Fiscal        Per        Date of     Expiration     Appreciation for
Name                       Granted         % of Total      Share        Grant         Date           Option Term
----------------------------------------------------------------------------------------------------------------------
                                                                                                   5%         10%
                                                                                               -----------------------
Douglas M. Mitchell       40,000(1)           4.1%         $0.25        $0.25       1/14/2007    $4,071      $9,487

(1) 40,000 options were granted to Mr. Mitchell in his capacity as Chief Executive Officer and President, these options vest at 1/36th per month over 3 years.

YEAR-END OPTION TABLE

     The following table sets forth as of December 31, 2000 the number of shares subject to unexercised options held by the individual named in the summary compensation table above. 550,000 options had an exercise price greater than the last sale price of our common stock underlying the options as reported by the OTC Electronic Bulletin Board on the last trading day of the fiscal year ended December 31, 2000.

                           Aggregated Option/SAR Exercises in Last Fiscal Year
                                  and Fiscal Year-End Option/SAR Values


                                                                                             Value of Unexercised
                                                           Number of Unexercised                 in-the-money
                                                          Options/SARs at Fiscal                 Options/SARs
                             Shares          Value               Year-End                     at Fiscal Year-End
                           Acquired on     Realized     Exercisable    Unexercisable    Exercisable      Unexercisable
Name                      Exercise (#)        ($)           (#)             (#)             ($)               ($)
-----------------------------------------------------------------------------------------------------------------------

Douglas M. Mitchell          100,000       $198,952       541,389         78,611          $10,111           $14,389


EMPLOYMENT AGREEMENTS

     Mr. Mitchell is employed as President and Chief Executive Officer pursuant to an employment agreement with us. Under the terms of the employment agreement, Mr. Mitchell receives and annual salary of $150,000 and such additional benefits that are generally provided other employees. Mr. Mitchell's employment agreement expires June 1, 2001 but is automatically renewed for successive one-year terms unless we or Mr. Mitchell elects not to renew. If we terminate the employment of Mr. Mitchell without cause, Mr. Mitchell is entitled to continuation of his base salary and benefits, mitigated by income Mr. Mitchell may earn, for the remainder of the term of the agreement. Mr. Mitchell is subject to a noncompetition covenant for a period of one year from the date of termination.

CONFIDENTIALITY AND NONDISCLOSURE AGREEMENTS

     We generally require our employees to execute confidentiality and nondisclosure agreements upon the commencement of employment with us. The agreements generally provide that all inventions or discoveries by the employee related to our business and all confidential information developed or made known to the employee during the term of employment shall be the exclusive property of us and shall not be disclosed to third parties without the prior approval of us.

DIRECTORS' COMPENSATION

     Each director who is not also an employee receives $1,000 for each meeting of the Board, attended in person, and $500 for each meeting of a committee of the Board. Directors are also reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us. During the fiscal year ended December 31, 2000, 15,000 stock options were granted, at the market price on date of grant, each to Dr. Klaus Wiemer , Dr. Robert Keeley, Mr. Harold Blomquist and Mr. John Heightley.

                               SECURITY OWNERSHIP

     The first table below sets forth certain information regarding ownership of our common stock as of April 23, 2001, by each person who is known by us to beneficially own more than five percent of our common stock, by each director, by each executive officer named in the summary compensation table and by all directors and executive officers as a group. Shares issuable within sixty days upon the exercise of options are deemed outstanding for the purpose of computing the percentage ownership of persons beneficially owning such options or holding such notes but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. To the best of our knowledge, the persons listed below have sole voting and investment power with respect to the shares indicated as owned by them subject to community property laws where applicable and the information contained in the notes to the table.

                                                   Number of          Percentage
Name and Address of Beneficial Owner              Shares Owned         of Class
------------------------------------              ------------        ---------

Hugh Norman Chapman                               3,061,111(1)          5.70%
4785 Rustler Ct.
Colorado Springs, CO 80918

Douglas M. Mitchell                                 618,553(2)          1.14%
205 Ridge Dr.
Woodland Park, CO 80863

Klaus C. Wiemer                                     120,000(3)            *
5705 Archer Court
Dallas, TX  75252

Robert H. Keeley                                     95,000(4)            *
12630 Milan Road
Colorado Springs, CO  80908

Harold Blomquist                                     30,000(5)            *
1630 Huntington Dr.
Pocatello, ID 83204

John D. Heightley                                    55,000(6)            *
1275 Log Hollow Point
Colorado Springs, CO 80906

All officers and directors as a group               918,553(7)          1.68%
   (5 persons)

--------------
* Less than one percent.


(1) Represents 3,000,000 shares of our Common Stock that Mr. Chapman received upon our acquiring Integrated Logic Systems, Inc. and represents 61,111 shares issuable upon exercise of options.

(2) Represents 574,167 shares issuable upon exercise of options and 44,386 shares acquired from the Q-DOT acquistion.

(3)  Represents 120,000 shares issuable upon exercise of options.

(4)  Includes 95,000 shares issuable upon exercise of options.

(5)  Represents 30,000 shares issuable upon exercise of options.

(6)  Represents 55,000 shares issuable upon exercise of options.

(7)  Includes 874,167 shares issuable upon exercise of stock options.

                              SELLING SHAREHOLDERS

     The following table sets forth information about our selling shareholders.

                                                                               Percentage                             Number of
                                                                                of Class                                Shares
                                                            Number of           Following           Number of         Following
Name and Address of Selling Shareholders                   Shares Owned       the Offering       Shares Offered      the Offering
----------------------------------------                   ------------       ------------      ----------------     ------------
Mr. William B. Bliss                                        1,136,581             2.12%              397,804            738,777
2985 Broadmoor Valley Road
Colorado Springs, CO 80906

Mr. Thomas K. Bohley                                           17,663                *                 6,183             11,480
P. O. Box 7345
Colorado Springs, CO 80933-7345

Mr. Bruce B. Brundage                                          53,871                *                18,855             35,016
7837 S. Perry Park Rd.
Larkspur, CO 80118

Ms. Mary F. Crockett                                            1,767                *                   619              1,148
1402 Lorraine Street
Colorado Springs, CO 80906-2146

Mr. Russell Farmer                                             51,451                *                18,008             33,443
15098 Zuni Street
Broomfield, CO 80020

Mr. Morgan L. Fitch, Jr.                                      583,746             1.09%              204,312            379,434
4640 Clausen
Western Springs, IL 60558

Mr. Steven R. Freeman                                          12,364                *                 4,328              8,036
2241 S. Huran Pkwy., #4
Ann Arbor, MI 48104

Mr. David A Gradl                                             226,663                *                79,333            147,330
1308 Pickwick Court
Naperville, IL 60563

Mr. Michael E. Harrell                                          1,767                *                   619              1,148
2263 Havenridge Dr.
Colorado Springs, CO 80920

Mr. Donald L. Herman, Jr.                                      33,771                *                11,820             21,951
435 Maverick Way
Monument, CO 80132

Dr. Robert J. Kansy                                            33,771                *                11,820             21,951
5509 Harbor Town Dr.
Dallas, TX 75287




                                       29






Mr. James H. Lauffenberger                                     17,663                *                 6,183             11,480
6427 Rifle Circle
Colorado Springs, CO 80919

Ms. Barbara S. Linnenbrink                                    489,287                *               171,251            318,036
475 Silver Saddle
Monument, CO 80132

Mr. Thomas E. Linnenbrink                                     894,128             1.67%              312,945            581,183
5985 Nora Point, #202
Colorado Springs, CO 80919

Mr. Douglas M. Mitchell                                        44,386                *                15,536             28,850
205 Ridge Rd.
Woodland Park, CO 80863

Mr. Marc A. Morin                                               1,961                *                   687              1,274
161 W. Ridge Dr.
Woodland Park, CO 80863

Dr. Margaret S. Mortz                                          35,325                *                12,364             22,961
3420 S. Ridgeview Drive
Spokane, WA 99206-9556

Mr. James J. Myrick                                           408,057                *               142,820            265,237
748 Greenwood Ave.
Glencoe, IL 60022

Mr. Timothy G. O'Shaughnessy                                      884                *                   310                574
12415 Latigo Blvd.
Elbert, CO 80106

Dr. David E. Reed                                              17,663                *                 6,183             11,480
9747 W.  99th Place
Westminister, CO 80021

Mr. J. Ray Rice                                                 2,208                *                   773              1,435
7555 Wildridge Rd.
Colorado Springs, CO 80908

Dr. Peter C. T. Roberts                                        17,663                *                 6,183             11,480
639 N. Sunway Drive
Gilbert, AZ 85233

Mr. William J. Schneweis                                          884                *                   310                574
22 Pinon Lake Dr.
Divide, CO 80814

Mr. Brian L. Sperry                                            33,789                *                11,827             21,962
2877 Loma Place
Boulder, CO 80301

Mr. Alan Steiner                                               53,871                *                18,855             35,016
19410 Glen Cannon Way
Monument, CO 80132


                                       30





Alan B. and Barbara W. Steiner Trust                           52,988                *                18,546             34,442
19410 Glen Cannon Way
Monument, CO 80132

Patlaw Trust                                                  910,466             1.69%              318,664            591,802
c/o Jerry Prokaski, Bob Fox, Ken Samples
120 S. LaSalle Street, Suite 1600
Chicago, IL 60603

Dr. Mark V. Wadsworth                                          17,663                *                 6,183             11,480
520 Manzanita Ave.
Sierra Madre, CA 91024

Ms. Diane R. Williams                                          17,663                *                 6,183             11,480
3740 Saints Ct.
Colorado Springs, CO 80904

Mr. Ronald J. Wood                                              1,767                *                   619              1,148
11420 Salem Ct.
Peyton, CO 80831

* Less than 1 percent


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Our president and director, Douglas Mitchell was also a director of Q-DOT prior to our acquisition of Q-DOT. He received 44,386 shares of our common stock in connection with our acquisition of Q-DOT.


                            DESCRIPTION OF SECURITIES

COMMON STOCK

     We are authorized to issue 80,000,000 shares of common stock, par value $0.01 per share. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock have the right to a ratable portion of the assets remaining after payment of liabilities.

PREFERRED STOCK

     Our Articles of Incorporation authorize 2,000,000 shares of $1.00 par value preferred stock. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series and the designation of such series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders and may adversely affect the voting power and other rights of the holders of common stock, including the loss of voting control to others. As of the date of this prospectus, there are not shares of preferred stock outstanding.


                              PLAN OF DISTRIBUTION

     These shares are being offered hereby for sale by twenty nine of our shareholders who received these shares in a unregistered transaction. These shares will be offered by the selling shareholders from time to time (i) on the over-the-counter market, where the common stock is traded, or elsewhere, at fixed prices which may be changed, at market prices prevailing at the time of offer and sale, at prices related to such prevailing market prices or at negotiated prices and (ii) in negotiated transactions, through the writing of options on the shares, or a combination of such methods of sale. The selling shareholders may effect such transactions by offering and selling the shares directly or to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom the selling shareholders may sell as principal, or both (which compensation as to a particular broker- dealer might be in excess of customer commissions).

     The selling shareholders and any broker-dealers who are in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     We have advised the selling shareholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus deliver requirements under the Securities Act. We have also advised the selling shareholders that in the event of a "distribution" of shares, any "affiliated purchasers," and any broker-dealer or other person who participates in such distribution may be subject to Regulation M under the Exchange Act until his or its participation in that distribution is completed. A "distribution" is defined in Rule 101 of Regulation M as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution.


                                  LEGAL MATTERS

     The validity of the shares offered hereby will be passed by Holme Roberts & Owen LLP, Denver, Colorado.


                                     EXPERTS

     The financial statements of Simtek Corporation as of December 31, 2000 and for the years ended December 31, 2000 and December 31, 1999 included within this Prospectus have been so included in reliance on the report of Hein + Associates LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

                               SIMTEK CORPORATION

                          INDEX TO FINANCIAL STATEMENTS



                                                                            PAGE
                                                                            ----

Independent Auditor's Report............................................... F-2

Balance Sheet - December 31, 2000.......................................... F-3

Statements of Operations - For the Years Ended
    December 31, 2000 and 1999............................................. F-4

Statements of Changes in Shareholders' Equity -
    For the Years Ended December 31, 2000 and 1999......................... F-5

Statements of Cash Flows - For the Years Ended
    December 31, 2000 and 1999............................................. F-6

Notes to Financial Statements.............................................. F-7

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors and Shareholders
Simtek Corporation
Colorado Springs, Colorado


We have audited the accompanying balance sheet of Simtek Corporation as of December 31, 2000 and the related statements of operations, changes in shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simtek Corporation as of December 31, 2000, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2000, in conformity with general accepted accounting principles.



/s/ Hein + Associates LLP
HEIN + ASSOCIATES LLP

Denver, Colorado
February 5, 2001

                               SIMTEK CORPORATION

                                  BALANCE SHEET
                                DECEMBER 31, 2000

                                     ASSETS
                                     ------

CURRENT ASSETS:
    Cash and cash equivalents                                      $  2,847,110
    Restricted cash                                                     300,000
    Accounts receivable - trade, net of allowance
         for doubtful accounts and
         return allowances of $177,098                                1,500,536
    Inventory                                                         1,130,629
    Prepaid expenses and other                                          856,508
                                                                   ------------
             Total current assets                                     6,634,783

EQUIPMENT AND FURNITURE, net                                            747,063

OTHER ASSETS                                                            135,180
                                                                   ------------

TOTAL ASSETS                                                       $  7,517,026
                                                                   ============


                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
    Accounts payable                                               $    870,946
    Accrued expenses                                                    476,992
    Accrued wages                                                       254,631
    Accrued vacation payable                                            103,476
    Obligation under capital leases                                      47,344
                                                                   ------------
             Total current liabilities                                1,753,389

NOTES PAYABLE                                                            20,000

OBLIGATIONS UNDER CAPITAL LEASES, NET OF CURRENT PORTION                153,670
                                                                   ------------
             Total liabilities                                        1,927,059

COMMITMENTS (Note 6)

SHAREHOLDERS' EQUITY:

    Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued

    Common stock, $.01 par value; 80,000,000 shares
       authorized, 48,462,514 shares issued and
       outstanding                                                      484,625
    Additional paid-in capital                                       36,930,626
    Accumulated deficit                                             (31,825,284)
                                                                   ------------
             Total shareholders' equity                               5,589,967
                                                                   ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $  7,517,026
                                                                   ============

             See accompanying notes to these financial statements.


                                               SIMTEK CORPORATION

                                           STATEMENTS OF OPERATIONS


                                                                                            FOR THE YEARS ENDED
                                                                                                DECEMBER 31,
                                                                                    -----------------------------------
                                                                                         2000               1999
                                                                                    ----------------   ----------------
NET SALES                                                                           $   12,150,750     $    7,754,952

    Cost of sales                                                                        7,728,095          4,826,266
                                                                                    --------------     --------------

GROSS MARGIN                                                                             4,422,655          2,928,686

OPERATING EXPENSES:
    Research and development costs                                                       5,637,799          1,640,025
    Sales and marketing                                                                  1,170,305            918,642
    General and administrative                                                           1,129,672            470,703
                                                                                    --------------     --------------

             Total operating expenses                                                    7,937,776          3,029,370
                                                                                    --------------     --------------

LOSS FROM OPERATIONS                                                                    (3,515,121)          (100,684)
                                                                                    --------------     ---------------

OTHER INCOME (EXPENSE):
    Interest income                                                                        165,736             96,942
    Interest expense                                                                       (52,790)          (151,402)
    Other income (expense)                                                                  23,349              5,674
                                                                                    --------------     --------------

             Total other income (expense)                                                  136,295            (48,786)
                                                                                    --------------     --------------

NET LOSS                                                                            $   (3,378,826)    $     (149,470)
                                                                                    ===============    ===============

NET LOSS PER COMMON SHARE:
    Basic and diluted EPS                                                           $         (.08)    $            *
                                                                                    ==============     ==============

WEIGHTED AVERAGE COMMON SHARE OUTSTANDING:
    Basic and diluted EPS                                                               43,165,436         33,173,966
                                                                                    ==============     ==============



----------------------
*Less than $.01 per share.




                            See accompanying notes to these financial statements.



                                                   SIMTEK CORPORATION

                                      STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                     FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                       Common Stock                Additional                            Total
                                                ----------------------------        Paid-in          Accumulated      Shareholders'
                                                  Shares           Amount           Capital            Deficit          Equity
                                                ----------      ------------      ------------      ------------      -------------
BALANCES, January 1, 1999                       32,995,226      $    329,952      $ 29,844,859      $(28,296,988)      $  1,877,823

    Contributions                                        -                 -           202,752                 -            202,752
    Exercise of stock options                      210,000             2,100            32,166                 -             34,266
    Net loss                                            -                  -                 -          (149,470)          (149,470)
                                              ------------      ------------      ------------      ------------       ------------

BALANCES, December 31, 1999                     33,205,226           332,052        30,079,777       (28,446,458)         1,965,371
                                              ------------      ------------      ------------      ------------       ------------

    Exercise of stock options                    1,863,016            18,630           278,438                 -            297,068
    Webgear purchase                             4,150,000            41,500         4,046,146                 -          4,087,646
    Conversion of debt                           8,244,272            82,443         1,488,962                 -          1,571,405
    Stock issuance for services                  1,000,000            10,000         1,021,200                 -          1,031,200
    Other                                                -                 -            16,103                 -             16,103
    Net loss                                             -                 -                 -        (3,378,826)        (3,378,826)
                                              ------------      ------------      ------------      ------------       ------------

BALANCES, December 31, 2000                     48,462,514      $    484,625      $ 36,930,626      $(31,825,284)      $  5,589,967
                                              ============      ============      ============      ============       ============







                                       See accompanying notes to these financial statements.

                                                 SIMTEK CORPORATION

                                              STATEMENTS OF CASH FLOWS

                                                                                            FOR THE YEARS ENDED
                                                                                                DECEMBER 31,
                                                                                      ---------------------------------
                                                                                          2000                 1999
                                                                                      ------------         ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                          $(3,378,826)         $  (149,470)
    Adjustments to reconcile net income to net cash from
         operating activities:
             Depreciation and amortization                                                307,837              247,502
             Stock issuance for services                                                  300,767                    -
             Webgear purchase of incomplete research and development                    3,962,645                    -
             Contributed service                                                                -               70,000
             Unrealized gain of securities                                                      -                6,930
             Net change in allowance accounts                                             196,407              (90,936)
             Deferred financing fees                                                        1,865               11,191
             Changes in assets and liabilities:
               (Increase) decrease in:
                 Accounts receivable                                                     (366,994)            (270,510)
                 Inventory                                                                (85,270)             (48,930)
                 Investments                                                                    -               13,146
                 Prepaid expenses and other                                              (117,579)              26,475
               Increase (Decrease) in:
                 Accounts payable                                                         (62,732)             450,135
                 Accrued expenses                                                          68,676              (75,852)
                 Customer deposits                                                        (53,010)              49,250
                                                                                      -----------          -----------
         Net cash provided by operating activities                                        773,786              238,931
                                                                                      -----------          -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of equipment and furniture                                                  (368,713)            (179,310)
    Decrease (increase) in restricted cash                                                100,000             (300,000)
    Payments on capital lease obligation                                                  (40,644)             (13,914)
                                                                                      -----------          -----------
         Net cash used in investing activities                                           (309,357)            (493,224)
                                                                                      -----------          -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from line-of-credit and the issuance of note                                       -              142,000
    Payments on notes payable                                                            (111,139)             (99,614)
    Exercise of stock options                                                             297,068               34,266
    Other                                                                                  16,103              132,752
                                                                                      -----------          -----------
         Net cash provided by financing activities                                        202,032              209,404
                                                                                      -----------          -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                      666,461              (44,889)

CASH AND CASH EQUIVALENTS, beginning of year                                            2,180,649            2,225,538
                                                                                      -----------          -----------
CASH AND CASH EQUIVALENTS, end of year                                                $ 2,847,110          $ 2,180,649
                                                                                      ===========          ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash paid for interest                                                            $    52,790          $   151,402
                                                                                      ===========          ===========
    Cash paid (refund of) for income taxes                                            $    11,600          $    (8,480)
                                                                                      ===========          ===========
    Conversion of debenture into shares of common stock, net of deferred
       Financing costs related to debenture                                           $ 1,441,249          $         -
                                                                                      ===========          ===========
    Conversion of payable to ZMD into shares of common stock                          $   130,153          $         -
                                                                                      ===========          ===========
NONCASH INVESTING AND FINANCING TRANSACTIONS:
    Purchase of equipment through payables and capital leases                         $         -          $   255,573
                                                                                      ===========          ===========
    Issuance of stock for prepaid services                                            $   730,434          $         -
                                                                                      ===========          ===========
    Issuance of stock for patents and trademarks                                      $   118,750          $         -
                                                                                      ===========          ===========


                                See accompanying notes to these financial statements.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS



1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------------------

     NATURE OF BUSINESS OPERATIONS - Simtek Corporation (the "Company") has been involved in the design and development of nonvolatile semiconductor products since it commenced business operations in 1987. In addition, it has been involved in the design, development, and production of gate array integrated circuits and related services. The Company's operations have concentrated on the design and development of the 256 kilobit, 64 kilobit, and 16 kilobit nvSRAM product families and associated products and technologies as well as the development of sources of supply and distribution channels. As discussed throughout the notes to the financial statements, the Company has entered into several significant transactions with Zentrum Mikroelektronik Dresden GmbH (ZMD), a manufacturer of silicon wafers.

     CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2000, substantially all of the Company's cash and cash equivalents were held by a single bank, of which approximately $2,894,630 was in excess of Federally insured amounts.

     REVENUE RECOGNITION - Product sales revenue is recognized when a valid purchase order has been received and the products are shipped to customers, including distributors. Customers receive a one-year product warranty and sales to distributors are subject to a limited product exchange program and product pricing protection in the event of changes in the Company's product price. The Company provides a reserve for possible product returns, price changes and warranty costs at the time the sale is recognized.

     INVENTORY - The Company records inventory using the lower of cost (first-in, first-out) or market. Inventory at December 31, 2000 includes:

               Raw materials                          $  177,947
               Work in process                           872,948
               Finished goods                            176,398
                                                      ----------
                                                       1,227,293
               Less reserves                             (96,664)
                                                      -----------

                                                      $1,130,629
                                                      ==========

     DEPRECIATION - Equipment and furniture are recorded at cost. Depreciation is provided over the assets' estimated useful lives of three to seven years using the straight-line and accelerated methods. The cost and accumulated depreciation of furniture and equipment sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is included in operations. Maintenance and repairs are charged to operations as incurred and betterments are capitalized.

     RESEARCH AND DEVELOPMENT COSTS - Research and development costs are charged to operations in the period incurred.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


     ADVERTISING - The Company incurs advertising expense in connection with the marketing of its product. Advertising costs are expensed the first time the advertising takes place. Advertising expense was $87,672 and $94,936 in 2000 and 1999, respectively.

     LOSS PER SHARE - The loss per share is presented in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. SFAS No. 128 replaced the presentation of primary and fully diluted earnings (loss) per share (EPS) with a presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing the income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As the Company incurred losses in 1999 and 2000, all common stock equivalents would be considered anti-dulitive, therefore basic and diluted loss per share is the same.

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates. The Company's financial statements are based upon a number of estimates, including the allowance for doubtful accounts, technological obsolescence of inventories, the estimated useful lives selected for property and equipment, sales returns, warranty reserve, and the valuation allowance on the deferred tax assets. Due to the uncertainties inherent in the estimation process, it is at least reasonably possible that the estimates for these items could be further revised in the near term and such revisions could be material.

     IMPAIRMENT OF LONG-LIVED ASSETS - In the event that facts and circumstances indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

     STOCK-BASED COMPENSATION - As permitted under the SFAS No. 123, Accounting for Stock-Based Compensation, the Company accounts for its stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. As such, compensation expense is recorded on the date of grant if the current market price of the underlying stock exceeds the exercise price. Certain pro forma net income and EPS disclosures for employee stock option grants are also included in the notes to the financial statements as if the fair value method as defined in SFAS No. 123 had been applied. Transactions in equity instruments with non-employees for goods or services are accounted for by the fair value method.

     INCOME TAXES - The Company accounts for income taxes under the liability method of SFAS No. 109, whereby current and deferred tax assets and liabilities are determined based on tax rates and laws enacted as of the balance sheet date. Deferred tax expense represents the change in the deferred tax asset/liability balance. Valuation allowances are recorded for deferred tax assets that are not expected to be realized.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


     BUSINESS SEGMENTS - In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Management believes the Company's operations comprise only one segment and as such, adoption of SFAS No. 131 does not impact the disclosures made in the Company's financial statements.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for the Company's financial statements for the year ended December 31, 2001 and the adoption of this standard is not expected to have a material effect on the Company's financial statements.

2.   ACQUISITIONS:
     ------------

     On May 9, 2000, Simtek Corporation acquired 100% of the outstanding stock of Integrated Logic Systems Incorporated (ILSI) which designs and sells metal gate array integrated circuits in Colorado Springs, Colorado for common stock (3,000,000 shares) with a market value at the date of issuance of $3.75 million. The acquisition was accounted for as a pooling of interests, and the results of the ILSI business have been combined with those of Simtek Corporation, as if the two businesses had been merged throughout the periods presented.

     The following is ILSI's operating results for the period from January 1, 2000 to May 9, 2000 which has been included in the Company's results of operations for the year ending December 31, 2000:

              Revenue                                   $ 279,585
              Expenses                                   (233,763)
                                                        ---------
              Net                                       $  45,822
                                                        =========


     On July 31, 2000, Simtek Corporation acquired 100% of the outstanding stock of Macrotech Semiconductor, Inc. (Macrotech) which is involved in the design, development and production of gate array integrated circuits and related services in San Jose, California for common stock (1,250,000 shares) with a market value at the date of issuance of $1.76 million. The acquisition was accounted for as a pooling of interests, and the results of the Macrotech business have been combined with those of Simtek Corporation, as if the two businesses had been merged throughout the periods presented.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


     The following is Macrotech's operating results for the period from January 1, 2000 to July 31, 2000 which has been included in the Company's results of operations for the year ending December 31, 2000:

          Revenue                                        $     291,835
          Expenses                                            (248,508)
                                                         -------------

          Net                                            $      43,327
                                                         =============


     Separate revenues and net income of the Company, Integrated Logic Systems and Macrotech Semiconductors, Inc. are presented in the following table:


                                              2000            1999
                                          ------------    ------------

          Revenue:
              Simtek Corporation          $ 11,579,330    $  6,992,388
              ILSI                             279,585         703,588
              Macrotech                        291,835          58,976
                                          ------------    ------------
                 Revenue, as reported     $ 12,150,750    $  7,754,952
                                          ============    ============

          Net Income (Loss):
              Simtek Corporation          $ (3,467,975)   $    132,255
              ILSI                              45,822         (68,224)
              Macrotech                         43,327        (213,501)
                                          ------------    ------------
                 Net (loss) as reported   $ (3,378,826)   $   (149,470)
                                          ============    ============


3.   EQUIPMENT AND FURNITURE:
     -----------------------

     Equipment and furniture at December 31, 2000 consists of the following:

          Leased software under capital leases                    $   255,573
          Research and development equipment                        1,343,157
          Computer equipment and software                           1,605,009
          Office furniture                                             52,697
          Other equipment                                             135,644
                                                                  -----------
                                                                    3,392,080
          Less accumulated depreciation and amortization           (2,645,017)
                                                                  -----------

                                                                  $   747,063
                                                                  ===========

     The cost of equipment and furniture acquired for research and development activities that has alternative future use is capitalized and depreciated over its estimated useful life.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


     Depreciation and amortization expense of $307,837 and $247,502 was charged to operations for the years ended December 31, 2000 and 1999, respectively. Included in the amortization expense for 2000 and 1999 was $51,120 and $17,040, respectively, of amortization of software under capital leases. At December 31, 2000, accumulated amortization for software under capital leases was $68,160.


4.   REVOLVING LINE-OF-CREDIT AND LETTER-OF-CREDIT:
     ---------------------------------------------

     As of December 31, 2000, the Company had a $250,000 revolving line-of-credit (LOC), a reduction of $100,000 since December 31, 1999. The LOC bears interest at prime plus .75% (9.5% at December 31, 2000) and matures in March 2001. The LOC is also collateralized by substantially all assets of the Company. At December 31, 2000, the Company had no balance outstanding.

     The Company has a letter of credit arrangement with one of the Company's suppliers which requires the Company to maintain a $300,000 certificate of deposit as collateral, which is reflected as restricted cash.


5.   CONVERTIBLE DEBENTURES:
     ----------------------

     During June 1998, the Company received proceeds of $1,500,000 from the issuance of convertible debentures (the "Debentures"). The Debentures are convertible into shares of common stock of the Company. After a one-time conversion price adjustment calculated pursuant to the original agreement, the debentures conversion price changed from $.35 per share to $.195 per share in May 1999. In February 2000, the entire $1,500,000 of convertible debt was converted into 7,692,308 shares of common stock of the Company at the conversion rate of $.195 per share.


6.   COMMITMENTS:
     -----------

     OFFICES LEASES - The Company leases office space under a lease, which expires on December 31, 2001. Monthly lease payments are approximately $12,000 (not including CAM charges). The Company is moving to a larger facility on March 1, 2001 where monthly lease payments will be approximately $14,000. The new lease agreement requires the new landlord to begin paying all costs related to the old location starting on March 1, 2001.

     The Company leases furniture, equipment, and its office under operating leases, which expire over the next seven years. Monthly lease payments, including sales tax, are approximately $19,000.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS



     Future minimum lease payments under the equipment, furniture and office leases described above are approximately as follows:

                     Year
               -----------------
                     2001                           $   204,972
                     2002                               184,054
                     2003                               191,172
                     2004                               195,019
                 2005 & After                           661,828
                                                    -----------

                                                    $ 1,437,045
                                                    ===========


     Office rent and equipment lease expense totaled $222,920 and $251,151 for the years ended December 31, 2000 and 1999, respectively.

     In addition, the Company leases research and development software under a capital lease, which will expire over the next five years. At December 31, 1999, future minimum lease payments under the lease described above is approximately as follows:

                    Year
                ------------
                    2001                                           $  63,888
                    2002                                              63,888
                    2003                                              63,888
                    2004                                              47,916
                                                                   ---------
                Total net minimum lease payments                     239,580

                Less amount representing interest                    (38,566)
                                                                   ---------

                Present value of net minimum lease payments        $ 201,014
                                                                   =========


     ACCRUED SALARY - Due to limited working capital of the Company, the Company's former CFO agreed with the Company's Board of Directors to defer his salary from April 1, 1994 through December 31, 1996. As of December 31, 2000, a total of $210,000 was accrued and unpaid.


7.   SHAREHOLDERS' EQUITY:
     --------------------

     In February and March 2000, Renaissance Capital Group of Dallas, Texas ("Renaissance") converted the $1,500,000 debenture established in June 1998 into 7,692,308 shares of the Simtex Common Stock.

     During April, 2000, ZMD converted $130,153 liability into 551,964 shares of common stock of the Company.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


     During April, 2000, ZMD converted $130,153 liability into 551,964 shares of common stock of the Company.

     In May 2000, the Company acquired Integrated Logic Systems, Inc. ("ILSI"). Simtek issued 3,000,000 shares of its Common Stock in exchange for all outstanding shares of all classes of ILSI stock. ILSI designs and sells metal programmed gate array integrated circuits. The acquisition was accounted for as a pooling of interest and the results of ILSI have been consolidated with those of the Company, as if the two businesses had been merged throughout the periods presented.

     On June 16, 2000, the Company acquired 1,875,000 shares of the Common Stock of Webgear, Inc., a California corporation ("Webgear"), in return for 1,250,000 shares of the Company's Common Stock. The shares of Webgear stock that the Company acquired represented approximately 9% of Webgear's issued and outstanding shares of Common Stock as of June 16, 2000. On June 16, 2000, the closing price for the Company's Common Stock was $1.3125 per share. Webgear is engaged in the design, development, sales and support of high technology networking and communications products for personal computer market.

     On July 31, 2000, the Company acquired Macrotech Semiconductor ("Macrotech"). The Company issued 1,250,000 shares of its Common Stock in exchange for all outstanding shares of all classes of Macrotech stock. Macrotech designs and sells metal programmable standard cells, which are an extension of the metal programmed gate array integrated circuits that ILSI manufactures. The acquisition was accounted for as a pooling of interest, and the results of Macrotech have been consolidated with those of the Company, as if the two businesses had been merged throughout the periods presented.

     On September 14, 2000, the Company entered into a one-year contract with two investment bankers, E.B.M. Associates, Inc. and World Trade Partners, pursuant to which each company received 500,000 shares of the Company's common stock. Both companies will assist the Company in broadening its financial market presence and establishing new relationships within the industry, investment community and financial media. On September 14, 2000, the closing share price for the Company's common stock was $1.0312 per share and accordingly $1,031,200 has been assigned to prepaid investor relations which will be amortized over the coming year, including approximately $300,767, which was expensed during the period ending December 31, 2000.

     On September 29, 2000, the Company purchased incomplete research and development, patents and certain trademarks from Webgear, Inc. The Company issued 3,400,000 shares of its common stock and returned to Webgear the 1,875,000 shares of Webgear common stock that the Company acquired from Webgear on June 16, 2000. On September 29, 2000, the closing price of the Company's common stock was $0.8438 per share. Subsequently, in December, the parties agreed to amend the shares issued by the Company to 2,900,000 shares of common stock. This resulted in a decrease in the fourth quarter in the incomplete research and development expense of approximately $422,000. The Company has valued the purchased patents and trademarks at $125,000, which were capitalized and recorded as intangible assets. The Company has valued the incomplete research and development acquired from Webgear at $3,962,646 based upon an evaluation by an independent firm which was expensed immediately.

     STOCK OPTION PLANS - The Company has approved two stock option plans that authorize an aggregate of 7,000,000 shares for stock options that may be granted to directors, employees, and consultants. Subsequently, on January 2, 2001, the Company authorized an additional 2,000,000 shares that can be issued under the stock option plans. The plans permit the issuance of incentive and non-statutory options and provide for a minimum exercise price equal to 100% of the fair market value of the Company's common stock

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


     on the date of grant. The maximum term of options granted under the plans is 10 years and options granted to employees expire three months after the termination of employment. None of the options may be exercised during the first six months of the option term. No options may be granted after 10 years from the adoption date of each plan. The Incentive Stock Option Plan was adopted in 1991, and the Non-Qualified Stock Option Plan was adopted in 1994.

     Following is a summary of activity under these stock option plans for the years ended December 31, 2000 and 1999:

                                                        2000                             1999
                                            ------------------------------  -------------------------------
                                                              Weighted                        Weighted
                                                              Average                          Average
                                                Number        Exercise         Number         Exercise
                                              of Shares        Price          of Shares         Price
                                            -------------  ---------------  --------------  ---------------
     Outstanding, beginning of year            4,182,486       $   .20         4,137,736       $   .19

            Granted                            1,036,750           .97           296,750           .17
            Expired                              (81,000)         (.17)          (42,000)          .15
            Exercised                         (1,863,016)         (.16)         (210,000)         (.16)
            Canceled                            (137,498)         (.37)                -             -
                                              ----------       -------         ---------       -------

     Outstanding, end of year                  3,137,722       $   .47         4,182,486       $   .20
                                              ==========       =======         =========       =======

     All options granted during 2000 and 1999, were at the current market price and the weighted average fair value was $.77 and .14, respectively. At December 31, 2000, options for 2,226,979 shares were exercisable and of the remaining options of 456,583, 327,250, and 126,910 shares will become exercisable in 2001, 2002, and 2003, respectively.

     If not previously exercised or forfeited, options outstanding at December 31, 2000, will expire as follows:
                                                                   Weighted
                                                                    Average
                                                    Number         Exercise
        Year Ending December 31,                  of Shares         Price
     -------------------------------            -------------   -------------

                 2001                               387,100        $  .14
                 2002                               498,986           .14
                 2003                               190,000           .17
                 2004                               459,608           .33
                 2005                               398,085           .37
                 2006                               225,471           .17
                 2007                               978,472          1.01
                                                  ---------        ------
                                                  3,137,772        $  .47
                                                  =========        ======

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


     Pro Forma Stock-Based Compensation Disclosures - The Company applies APB Opinion 25 and related interpretations in accounting for its stock options and warrants which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options and warrants to employees since the exercise prices were not less than the market value of the Company's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and EPS would have been reduced to the pro forma amounts indicated below.

                                                             Year Ended December 31,
                                                          -----------------------------
                                                              2000             1999
                                                          ------------     ------------
     Net loss applicable to common shareholders:
             As reported                                  $(3,378,826)     $  (149,470)
             Pro forma                                     (3,604,421)        (272,062)

     Net loss per common shareholders:
             As reported - basic and diluted              $      (.08)     $         -
             Pro forma - basic and diluted                       (.08)               -


     The fair value of each option granted in 2000 and 1999 was estimated on the date of grant, using the Black-Scholes option-pricing model with the following:


                                             Options Granted During
                                           ----------------------------
                                              2000            1999
                                           -----------     ------------

     Expected volatility                     127.0%          119.7%
     Risk-free interest rate                   5.5%            5.5%

     Expected dividends                          -               -

     Expected terms (in years)                 4.0             4.0

     Other - Preferred Stock may be issued in such series and preferences as determined by the Board of Directors.

8.   SIGNIFICANT CONCENTRATION OF CREDIT RISK, MAJOR CUSTOMERS, AND OTHER RISKS
     --------------------------------------------------------------------------
     AND UNCERTAINTIES:
     ------------------

     Sales to foreign customers and sales of military products for the years ended December 31, 2000 and 1999 were as follows (as a percentage of sales):

                                             2000             1999
                                             ----             ----

     Foreign customers                        57%              53%
     Military products sales                  14%              29%

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


     Sales to unaffiliated customers which represent 10% or more of the Company's sales for the years ended December 31, 2000 and 1999 were as follows (as a percentage of sales):

      Customer                                   2000            1999
     ------------                            ------------    ------------

           A                                     20%             31%
           B                                      -              13%
           C                                     16%              -
           D                                     11%              -
           E                                      -              12%


     At December 31, 2000, the Company had gross trade receivables totaling $898,020 due from the above three customers.

     In 2000 and 1999, the Company purchased all of its memory wafers, based on
     0.8 micron technology from a single supplier located in Singapore. Approximately 89% and 96% of the Company's memory sales for 2000 and 1999, respectively, were from finished units produced from these wafers. The Company had an agreement with this supplier to provide wafers, which expired in September 1998. This agreement has not been extended or terminated, however, this supplier still provides wafers to the Company. In addition, the Company purchased all of its logic wafers from two suppliers located in Singapore and Taiwan. Approximately 11% and 9% of its logic sales in 2000 and 1999, respectively, were from finished units produced from these wafers. The Company does not have an agreement with either supplier, however, the Company has not seen any disruption in wafer deliveries. In 1999, the Company also purchased finished units from ZMD for $22,480, and sales from these products accounted for approximately 4% of the Company's sales in 1999. Any disruptions in the Company's relationships with these suppliers could have an adverse impact on the Company's operating results. Assuming an alternate manufacturer of the Company's products could be procured, management believes there could be significant delays in manufacturing while the manufacturer incorporates the Company's products and processes.

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


9.   TAXES:
     -----

     Under SFAS No. 109, deferred taxes result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The components of deferred taxes are as follows:

                                                                            Deferred Tax
                                                                         Assets (Liability)
                                                                         ------------------
     Current:
         Allowance for doubtful accounts                                   $      3,000
         Inventory reserve                                                       36,000
         Accrued expenses                                                       276,000
                                                                           ------------
         Net current deferred tax before valuation allowance                    315,000
         Valuation allowance                                                   (315,000)
                                                                           ------------
     Total current deferred tax                                            $          -
                                                                           ============

     Non-Current:
         Property and equipment                                            $    205,000
         Incomplete research and development                                  1,431,000
         Net operating losses                                                10,126,000
         R&D credit carryforward                                              1,200,000
         AMT credit                                                               8,000
                                                                           ------------
     Net non-current deferred tax asset before valuation allowance           12,970,000
     Valuation allowance                                                    (12,970,000)
                                                                           ------------
     Total non-current deferred tax asset                                  $          -
                                                                           ============

     The net current and non-current deferred tax assets have a 100% valuation allowance resulting from the inability to predict sufficient future taxable income to utilize the assets. The valuation allowance for 2000 increased $91,000 and decreased $219,000 in 1999.

     At December 31, 2000, the Company has approximately $27,000,000 available in net operating loss carryforwards which begin to expire from 2004 to 2015. As a result of certain non-qualified stock options which have been exercised, approximately $3,200,000 of the net operating loss carryforward will be charged to "paid in capital," when, and if, the losses are utilized. Also, a substantial portion of the net operating loss may be subject to Internal Revenue Code Section 382 limitations.

     Total income tax expense for 2000 and 1999 differed from the amounts computed by applying the U.S. Federal statutory tax rates to pre-tax income as follows:

                                                                                  1999          1998
                                                                                --------      --------
     Statutory rate                                                               (34.0)%       (34.0)%
     State income taxes, net of Federal income tax benefit                         (3.3)%        (3.3)%
     Increase (reduction) in valuation allowance related to of net operating
         loss carryforwards and change in temporary differences                    37.3%         37.3%
                                                                                -------       -------
                                                                                $     -       $     -
                                                                                =======       =======

                               SIMTEK CORPORATION

                          NOTES TO FINANCIAL STATEMENTS


10.  SUBSEQUENT EVENTS (UNAUDITED):
     -----------------------------

     On December 6, 2000, the Company signed a letter of intent to acquire Q-DOT Group, Inc. ("Q-DOT"). The acquisition was completed in March 2001. All outstanding shares of Q-DOT Group, Inc. were exchanged for approximately 5,200,000 shares of the Company's common stock, valued at $4,000,000. Q-DOT specializes in advanced technology research and development for data acquisition, signal processing, imaging and data communications. Q-DOT's projects have been supported by conventional government and commercial contracts in addition to Small Business Innovation Research (SBIR) contracts. Q-DOT will be operated as a wholly owned subsidiary of Simtek for its government contract research and development operations. The acquisition will be accounted for as a pooling of interest, and the results of Q-DOT will be combined with the Company in future financials.

     The following pro forma results of operations are for the Company and Q-DOT as if the merger had taken place on January 1, 2000:

                                                         Year Ended
                                                        December 31,
                                                            2000
                                                      ---------------

     Revenues                                           $14,512,814
                                                        ===========
     Net Income (loss)                                  $(3,313,408)
                                                        ===========
     Income (loss) per share                            $      (.07)
                                                        ===========
     Weighted average shares outstanding                 48,365,436
                                                        ===========

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Capitalized terms used but not otherwise defined in Part II are used as defined in the prospectus contained in this registration statement.

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Six of our Articles of Incorporation requires us to indemnify, to the fullest extent authorized by applicable law, any person who is or is threatened to be made a party to any civil, criminal, administrative, investigative, or other action or proceeding instituted or threatened by reason of the fact that he is or was our director or officer or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

     Article Five of our Articles of Incorporation provides that, to the fullest extent permitted by the Colorado Corporation Code, our directors shall not be liable to us or any of our shareholders for damages caused by a breach of a fiduciary duty by such director.

     The above discussion of the Company's Articles of Incorporation is intended to be only a summary and is qualified in its entirety by the full test.

Item 25. Other Expenses of Issuance and Distribution

     The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee are estimated:

     Securities and Exchange Commission registration fee..............    $  268
     Legal fees and expenses    ......................................     3,000
     Accounting fees..................................................     2,500
     Miscellaneous....................................................     2,500
                                                                           -----

              Total...................................................    $8,268
                                                                          ======

     The above expenses will be borne by us.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     In May 2000, we issued 3,000,000 shares of our common stock to Hugh Norman Chapman as consideration for our acquisition of 100% of the issued and outstanding stock of Integrated.

     In June 2000, we issued 1,250,000 shares of our common stock to WebGear, as consideration for our acquisition of 1,250,000 shares of WebGear common stock. In September, we issued 2,900,000 shares of our common stock to WebGear as consideration, together with 1,250,000 shares of WebGear common stock, for our acquisition of certain intellectual property assets of WebGear.

     In July 2000, we issued 625,000 shares of our common stock to each of Jaskarn Johal and Kashmira S. Johal as consideration for our acquisition of 100% of the stock of Macrotech.

     In September 2000, we issued 500,000 shares of our common stock to each of E.B.M. Associates, Inc. and World Trade Partners in consideration for their agreement to provide certain financial advisory services.

     The issuances described above were deemed to be exempt from registration under the Securities Act of 1933, as amended (the "Act"), in reliance on Section 4(2) of the Act as transactions by an issuer not involving a public offering. With respect to our acquisition of Q-DOT, we issued stock in reliance upon Rule 506 of Regulation D.

EXHIBITS

       3.1    Amended and Restated Articles of Incorporation.(2)
       3.2    Amended and Restated Articles of Incorporation November 1997.(7)
       3.3    Bylaws.(2)
       4.1    1987-I Employee Restricted Stock Plan.(1)
       4.2 Form of Restricted Stock Agreement between the Company and Participating Employees.(1)
       4.3    Form of Common Stock Certificate.(3)
       4.4    Simtek Corporation 1991 Stock Option Plan.(4)
       4.5 Form of Incentive Stock Option Agreement between the Company and Eligible Employees.(4)
       4.6    1994 Non-Qualified Stock Option Plan.(5 )
       4.7    Amendment to the 1994 Non-Qualified Stock Option Plan.(6)
       10.1 Form of Non-Competition and Non-Solicitation Agreement between the Company and certain of its employees.(1)
       10.2 Form of Employee Invention and Patent Agreement between the Company and certain of its employees.(1)
       10.3 Product License Development and Support Agreement between Simtek Corporation and Zentrum Mikroelektronik Dresden GmbH dated June 1, 1994(5)
       10.4 Cooperation Agreement between Simtek Corporation and Zentrum Mikroelektronik Dresden GmbH dated September 14, 1995(6)
       10.5 Manufacturing Agreement between Chartered Semiconductor Manufacturing, PTE, LTD. and Simtek Corporation dated September 16, 1992(6)
       10.6 Employment agreement between the Simtek Corporation and Douglas M. Mitchell(8)
       10.7 Share Exchange Agreement dated May 9, 2000 between Simtek Corporation and Hugh N. Chapman(9)
       10.8 Share Exchange Agreement dated June 16, 2000 between Simtek Corporation and WebGear Inc.(9)
       10.9 Share Exchange Agreement dated July 31, 2000 between Simtek Corporation and Jaskarn Johal and Kashmira S. Johal (10)
       10.10 Asset Purchase Agreement between Simtek Corporation and WebGear, Inc. (11)
       10.11 Amendment to Asset Purchase Agreement between Simtek Corporation and WebGear, Inc. (12)
       10.12 Agreement and Plan of Merger among Simtek Corporation, Q-DOT Group, Inc. and Q-DOT, Inc. (13)
       23.1   Consent of Hein + Associates LLP

       ----------------
(1) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-37874) filed with the Commission on November 19, 1990.
(2) Incorporated by reference to the Company's Amendment No.1 to Form S-1 Registration Statement (Reg. No. 33- 37874) filed with the Commission on February 4, 1991.
(3) Incorporated by reference to the Company's Amendment No.2 to Form S-1 Registration Statement (Reg. No. 33- 37874) filed with the Commission on March 4, 1991.
(4) Incorporated by reference to the Company's Form S-1 Registration Statement (Reg. No. 33-46225) filed with the Commission on March 6, 1992.
(5) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 25, 1995
(6) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 27, 1996
(7) Incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 24, 1998
(8) Incorporated by reference to the Company's Annual Report on Form 10-KSB filed with the Commission on March 12, 1999
(9) Incorporated by reference to the Form SB-2 Registration Statement (Reg. No. 333-40988( filed with the Commission on July 7, 2000
(10) Incorporated by reference to the Form 8-K filed with the Commission on August 14, 2000
(11) Incorporated by reference to the Form 8-K filed with the Commission on October 13, 2000
(12) Incorporated by reference to the Company's Amendment No. 2 to From SB-2 Registration Statement (Reg. No. 333- 40988)
(13) Incorporated by reference to the Company's Form 8-K filed with the March 23, 2001

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on this 7th day of May 2001.

                                       Simtek Corporation
                                          a Colorado corporation


                                       By: /s/Douglas M. Mitchell
                                          --------------------------------------
                                           Douglas M. Mitchell
                                           Chief Executive Officer and President

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Amendment to the Registration Statement to be signed by the following persons in the capacities on May 7, 2001.

SIGNATURE                                       TITLE



/s/ Douglas M. Mitchell                  Director, Chief Executive Officer,
--------------------------------         President and Chief Financial Officer
Douglas M. Mitchell                      (acting)



/s/ Robert H. Keeley                     Director
--------------------------------
Robert H. Keeley



/s/ John Heightley                       Director
--------------------------------
John Heightley



/s/ Klaus Wiemer                         Director
--------------------------------
Klaus Wiemer



/s/ Harold Blomquist                     Director
--------------------------------
Harold Blomquist